HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 | PO Box 893 West Perth WA 6872
T +61 8 9322 2788 **F** +61 8 9481 1669 **E** hrl@herald.net.au **W** www.herald.net.au

09046980

4 September 2009

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

SUPPL

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Various Company Announcements re: Bidder's Statement 25 Aug 2009
Change in substantial holding 26 Aug 2009
Independent Directors Statement No 2 28 Aug 2009
Half Year Report and Accounts 31 Aug 2009
Letter to shareholder re Bumi Bid 1 Sept 2009
Takeover bid by Calipso 2 Sept 2009
Statement by Major Shareholder 2 Sept 2009

Yours faithfully

Karen Baker-Thornton
Executive Project Secretary
Enc:

9/22

MALLESONS STEPHEN JAQUES

25 August 2009

Company Announcements Platform
Australian Securities Exchange

Lee Horan
Partner
Direct Line
+ 61 2 9296 2283

Dear Sir/Madam

Calipso Investment Pte. Ltd. - Takeover bid for Herald Resources Limited (ABN 15 008 672 071) ("Herald")

We act for Calipso Investment Pte. Ltd. ("**Calipso**"), a wholly-owned subsidiary of PT Bumi Resources Tbk.

We enclose, in accordance with section 633(1) item 5 of the Corporations Act, a copy of our client's bidder's statement ("**Bidder's Statement**") in relation to its off-market takeover bid for the shares in Herald which are not already owned by Calipso or its associates.

The Bidder's Statement was lodged with the Australian Securities & Investments Commission earlier today.

Yours faithfully

Mallesons Stephen Jaques

Level 61 Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia
DX 113 Sydney ABN 22 041 424 954 syd@mallesons.com www.mallesons.com
T +61 2 9296 2000
F +61 2 9296 3999

PT BUMI ResourceS Tbk.

BIDDER'S STATEMENT

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to how to deal with it, you should consult your legal, financial or other professional adviser as soon as possible.

Offer by:

Calipso Investment Pte. Ltd.

to purchase all your shares in:

Herald Resources Limited

ABN 15 008 672 071

For each Herald Share you will receive **$0.70 cash.**

The Offer is dated [•] and will close at 7.00pm (Sydney time) on [•], unless extended.

Financial Adviser

CREDIT SUISSE

Legal Adviser

MALLESONS STEPHEN JAQUES

Please call Toll Free 1300 653 882 (callers in Australia) or +61 2 8986 9330 (callers outside Australia) if you require any assistance with your acceptance.

Bidder's Statement

Important notice

This Bidder's Statement is given by Calipso Investment Pte. Ltd. ("**Calipso**") (a wholly owned subsidiary of PT Bumi Resources Tbk ("**Bumi**")) to Herald Resources Limited ABN 15 008 672 071 ("**Herald**") under Part 6.5 of the Corporations Act and sets out certain disclosures required by the Corporations Act together with the terms of the Offer to acquire your Herald Shares.

This Bidder's Statement is dated 25 August 2009. It includes an Offer dated **[•]** on the terms set out in Appendices 1 and 2 to this Bidder's Statement.

A copy of this Bidder's Statement was lodged with ASIC on 25 August 2009. ASIC takes no responsibility for the content of this Bidder's Statement.

Defined terms

Terms used in this Bidder's Statement are defined in the Glossary in section 9 of this Bidder's Statement.

Investment decisions

This Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each Herald Shareholder. You should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the Offer.

Notice to foreign Herald Shareholders

The distribution of this Bidder's Statement may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this Bidder's Statement should inform themselves of, and observe, those restrictions.

Information on Herald

All information in this Bidder's Statement relating to Herald has been prepared by Calipso based on information included in public documents filed by Herald or published on its website, as well as information provided to Calipso in its capacity as a shareholder of Herald. None of the information in this Bidder's Statement relating to Herald has been commented on or verified by Herald or the Herald board or independently verified by Calipso or Bumi or their respective directors for the purposes of this Bidder's Statement. Accordingly, subject to the Corporations Act, neither Calipso nor Bumi makes any representation or warranty, express or implied, as to the accuracy or completeness of such information. The information on Herald in this Bidder's Statement should not be considered comprehensive. In addition, the Corporations Act requires the directors of Herald to provide a Target's Statement to Herald Shareholders setting out certain material information concerning Herald.

Privacy

Calipso has collected your information from the register of Herald Shareholders for the purposes of making the Offer and, if accepted, administering your holding of Herald Shares. The Corporations Act requires the names and addresses of Herald Shareholders to be held in a public register. Your information may be disclosed on a confidential basis to Calipso's related bodies corporate, and holders of securities in Calipso or its related bodies corporate and external service providers, and may be required to be disclosed to regulators, such as ASIC. The registered office of Calipso is 80 Raffles Place, #16-20 UOB Plaza 2, Singapore 048624.

How to accept

Acceptances for the Offer must be received in sufficient time to be acted upon before the close of the Offer Period. To accept the Offer you should follow the instructions set out in section 1.2 of this Bidder's Statement.

Enquiries

If you are in any doubt how to deal with this booklet, you should consult your Broker or your legal, financial or other professional adviser.

Should you have any questions about the Offer or how to accept it, please call the shareholder information line on 1300 653 882 (Toll Free) from within Australia or on +61 2 8986 9330 from outside Australia.

PT BUMI ResourceS Tbk.

Dear Herald Shareholder,

I am pleased to present you with an Offer to acquire all your shares in Herald by Calipso, a wholly owned subsidiary of PT Bumi Resources Tbk ("Bumi").

Calipso is offering $0.70 cash for each Herald Share you own, representing a substantial premium to Herald's recent trading levels. Calipso's Offer is:

- 75.0% above the closing price of Herald Shares on the ASX on 20 August 2009, being the last full trading day before the day on which Calipso announced the Offer;
- 80.0% above the volume weighted average price of Herald Shares on the ASX for the one month up to and including 20 August 2009;
- 77.1% above the volume weighted average price of Herald Shares on the ASX for the three months up to and including 20 August 2009; and
- 74.5% above the volume weighted average price of Herald Shares on the ASX for the six months up to and including 20 August 2009.

The Offer provides you with a compelling opportunity to exit your investment, having regard to the current liquidity of Herald Shares on the ASX.

In the event you do not accept the Offer, there is a risk that the market price of Herald Shares may fall.

Calipso and its associates currently hold 84.20% of the Herald Shares on issue and, as a result, Bumi believes the likelihood of a competing bidder for your Herald Shares emerging to be remote.

A summary of how to accept the Offer is set out on the inside cover of this Bidder's Statement and in the Acceptance Form that accompanies this Bidder's Statement.

The Offer is scheduled to close at 7:00pm (Sydney time) on [•], unless extended.

I strongly encourage you to accept Calipso's compelling Offer for the reasons set out in this Bidder's Statement.

Yours sincerely,

Ari S. Hudaya, President Director,
PT Bumi Resources Tbk (on behalf of Calipso)

Why you should accept Calipso's $0.70 cash Offer

1. **Calipso is offering a substantial premium**

2. **The low liquidity of Herald Shares restricts your ability to exit your investment**

3. **There is no higher offer and given Calipso's existing 84.20% relevant interest in Herald, the likelihood of a competing offer emerging is remote**

4. **Calipso's Offer provides a certain cash exit, minimising the risks and uncertainties of remaining a Herald Shareholder**

Why you should accept Calipso's $0.70 cash Offer

1. Calipso is offering a substantial premium

Calipso's all cash Offer of $0.70 per Herald Share is at a substantial premium to the level at which Herald Shares have been trading recently, namely:

- a 75.0% premium to the closing price of Herald Shares on the ASX on 20 August 2009, being the last full trading day before the day on which Calipso announced the Offer;
- an 80.0% premium to the volume weighted average price of Herald Shares on the ASX for the one month up to and including 20 August 2009;
- a 77.1% premium to the volume weighted average price of Herald Shares on the ASX for the three months up to and including 20 August 2009; and
- a 74.5% premium to the volume weighted average price of Herald Shares on the ASX for the six months up to and including 20 August 2009.

The chart below illustrates the premium being offered by Calipso relative to the trading prices of Herald Shares on the ASX prior to announcement of the Offer.


Offer price - $0.70 per Herald Share
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
-
$ 0.700
75.0%
80.0%
77.1%
74.5%
$ 0.400
$ 0.389
$ 0.395
$ 0.401
Offer price
20-Aug-09 close
1 month VWAP
3 month VWAP
6 month VWAP

Source: IRESS.
Note: The volume weighted average prices (VWAPs) for Herald Shares in this chart are calculated to 20 August 2009 (inclusive), the last full trading day before the day on which Calipso announced the Offer. VWAP refers to volume weighted average price.

2. The low liquidity of Herald Shares restricts your ability to exit your investment

The liquidity of Herald Shares has declined materially since the close of Calipso's initial takeover offer for Herald on 30 July 2008, with no trades occurring on 161 of the 269 trading days since that date, up to and including 20 August 2009. This low liquidity reduces the flexibility of Herald Shareholders to exit their investment.

If Calipso increases its stake but does not achieve a shareholding in Herald of 100% (whether through Herald Shareholders accepting the Offer, or through the compulsory acquisition and buy-out procedures set out in the Corporations Act), the liquidity of Herald Shares is likely to decline further.


0.15%
0.10%
0.05%
-
Daily Herald liquidity (%)
300
200
100
-
Daily volume ('000 shares)
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09

Source: IRESS.
Note: Liquidity of Herald Shares from 31 July 2008 to 20 August 2009, the last full trading day before the day on which Calipso announced the offer measured as the daily turnover as a percentage of total Herald Shares on issue.

3. There is no higher offer and given Calipso's existing 84.20% relevant interest in Herald, the likelihood of a competing offer emerging is remote

As at the date of this Bidder's Statement, no other party has made a competing offer for the Herald Shares. As Calipso currently has a relevant interest in approximately 84.20% of the Herald Shares on issue, Calipso considers the prospect of a competing bidder emerging to be remote.

Calipso's current shareholding in Herald precludes any other bidder from acquiring the 90% minimum ownership threshold required to proceed to compulsory acquisition under the Corporations Act and precludes any other party from acquiring control of Herald through a scheme of arrangement or reduction of capital without Calipso's support.

4. Calipso's Offer provides a certain cash exit, minimising the risks and uncertainties of remaining a Herald Shareholder

The Offer provides you with 100% cash consideration for your Herald Shares. By accepting the Offer:

- you will be paid $0.70 cash per Herald Share (subject to the conditions of the Offer being satisfied or waived); and
- you will be paid within one month after the later of receipt of your acceptance and the date the Offer becomes unconditional. In any event, assuming the conditions of the Offer have been satisfied or waived, Herald Shareholders who have accepted the Offer will be paid within 21 days after the Offer closes.

The certainty of the cash offered under Calipso's Offer should be compared against the risks and uncertainties of remaining a Herald Shareholder. These risks include, but are not limited to:

- zinc and lead commodity price risk; and
- regulatory risk, development risk and operating risk.

Zinc and lead commodity price risk

The zinc price has fallen 60% since peaking at US$2.09/lb in November 2006. The lead price has experienced a similar price decline, falling 50% from a high of US$1.81/lb in October 2007. Despite these significant contractions in price, zinc and lead prices

continue to trade at material premiums to their long term historical averages. The spot zinc price of US$0.83/lb is 16% above the 10 year average price, while the spot lead price of US$0.91/lb is 86% above the 10 year average price. [1] Low prices for zinc and lead have a direct impact on the value of Herald's flagship Dairi Project.

Spot zinc price and LME inventory levels


$2.50
$2.00
$1.50
$1.00
$0.50
-
1,000
800
600
400
200
-
10 year average price - US$0.72/ lb
Aug 99
Aug 00
Aug 01
Aug 02
Aug 03
Aug 04
Aug 05
Aug 06
Aug 07
Aug 08
Aug 09
LME Zinc Inventory (kt, RHS)
Zinc Price (US$/lb, LHS)

Spot lead price and LME inventory levels


$2.00
$1.60
$1.20
$0.80
$0.40
-
250
200
150
100
50
-
10 year average price - US$0.49/ lb
Aug 99
Aug 00
Aug 01
Aug 02
Aug 03
Aug 04
Aug 05
Aug 06
Aug 07
Aug 08
Aug 09
LME Lead Inventory (kt, RHS)
Lead Price (US$/lb, LHS)

Source: Bloomberg, as at 24 August 2009. LME refers to the London Metal Exchange.

Regulatory, development and operating risks

Herald is subject to a number of regulatory, development and operating risks. If you accept the Offer and the Offer is declared free of all conditions, you will receive cash consideration for your Herald Shares and you will no longer be exposed to these risks.

Regulatory risks

The Dairi Project is subject to the Indonesian regulatory regime. Herald is required to obtain a forestry permit from the Ministry of Forestry in Indonesia prior to commencing development of the Dairi Project. There is no certainty as to the likelihood of the necessary approval being granted, or the terms or timing upon which it might be granted. Due to the protracted delay in obtaining the forestry approval, Herald has ceased port and road construction activities associated with the project.

Development risks

The Dairi Project is subject to a number of development risks, including Herald's ability to secure additional financing required to fund the development, as well as the risk of construction and development complications and delays.

Further delays are likely to affect the value of the Dairi Project, which in turn may have an adverse effect on the Herald Share price.

Operating risks

The Dairi Project is subject to a number of operating risks, including but not limited to:

- ongoing regulatory approvals at the central and local government levels;

[1] Source: Bloomberg, as at 24 August 2009.

- retaining the support of community, non-governmental organisations and political stakeholders;
- delivering and maintaining ore and concentrate production targets from estimated reserves and resources; and
- training a mine work-force and ensuring operations are safe, cost effective and sustainable.

Operating risks may impact the viability of the Dairi Project, and therefore the value of your Herald Shares.

Frequently Asked Questions

The table below answers some key questions that you may have about Calipso's Offer and should be read in conjunction with the remainder of this Bidder's Statement. This is a summary only and is qualified by the detailed information set out elsewhere in this Bidder's Statement. You should read the entire Bidder's Statement before deciding how to deal with your Herald Shares.

If you have further questions you can always contact Calipso's Offer Information Helpline on: 1300 653 882 (Toll Free) (callers within Australia) and +61 2 8986 9330 (callers outside Australia).

Questions	Answers
What is the Offer?	Calipso is offering to buy all of your Herald Shares by way of an off-market takeover bid. The Offer price is $0.70 cash for each Herald Share.
What is this Bidder's Statement?	This Bidder's Statement was prepared by Calipso for distribution to Herald Shareholders. It sets out the terms of Calipso's Offer for your Herald Shares and information relevant to your decision whether or not to accept this Offer. This Bidder's Statement is an important document. If you are in any doubt as to how to deal with this document, you should consult your Broker or your legal, financial or other professional adviser as soon as possible.
Who is Bumi?	Listed on the Indonesia Stock Exchange, Bumi is a leading natural resources group based primarily in Indonesia with a market capitalisation of US$5.8 billion as at the day prior to the Announcement Date. Bumi controls Herald as a result of its relevant interest in 84.20% of the Herald Shares. See section 2 of this Bidder's Statement for further information on Bumi.
Who is Calipso?	Calipso is a wholly owned subsidiary of Bumi. Calipso is incorporated in Singapore and holds the majority of Bumi's interest in Herald.
If I accept, when will I be paid?	If you accept this Offer and it becomes unconditional, Calipso will pay you the consideration to which you are entitled on or before the earlier of: ▪ 1 month after the later of this Offer being validly accepted by you and this Offer (or the contract resulting from acceptance of this Offer) becoming unconditional; and ▪ 21 days after the end of the Offer Period, provided that the Offer has become unconditional. Full details of when payments will be made are set out in clause 5 of Appendix 1 to this Bidder's Statement.

Questions	Answers
How do I accept the Offer?	To accept this Offer you should follow the instructions set out in section 1 of this Bidder's Statement (immediately following these frequently asked questions) and on the enclosed Acceptance Form. Your acceptance must be received before the end of the Offer Period.
What are the tax implications of acceptance?	Please consult your financial, tax, or other professional adviser on the tax implications of acceptance. However, a general summary of the likely Australian tax consequences of accepting the Offer is set out in section 7 of this Bidder's Statement.
Can I accept the Offer for part of my holding?	No. You cannot accept for part of your holding. You may only accept the Offer for ALL of your Herald Shares.
How long do I have to accept the Offer?	Unless the Offer is extended, you will have until 7.00pm (Sydney time) on **[•]** to accept the Offer.
Can I withdraw my acceptance?	Under the Offer Terms, you cannot withdraw your acceptance unless a withdrawal right arises under the Corporations Act. Such a withdrawal right will arise if, after you have accepted this Offer, Calipso varies this Offer in a way that postpones for more than 1 month the time when Calipso has to meet its obligations under this Offer (for example, if Calipso extends this Offer for more than 1 month while the Offer remains conditional).
Can Calipso extend the Offer Period?	Yes, the Offer can be extended at Calipso's election. Herald Shareholders will be sent written notice of any extension.
Can I sell my Herald Shares on market?	Yes, but you may pay brokerage fees if you do.
Are there any conditions to the Offer?	Yes, the Offer is subject to conditions, which are set out in detail in Appendix 2 to this Bidder's Statement. Takeover offers usually contain conditions. Calipso may choose to waive certain conditions in accordance with the Offer Terms. Details of how these conditions can be waived are set out in clause 6.6 of Appendix 1 to this Bidder's Statement.
What if the conditions of the Offer are not satisfied?	If the Offer closes with conditions remaining unsatisfied, the Offer will lapse, and acceptances will be cancelled. In other words, you will continue to hold your Herald Shares. Calipso will inform you if the conditions have been satisfied or waived during the Offer Period.

Questions	Answers
Will there be an Independent Expert Report in Herald's Target's Statement?	The directors of Herald are required to provide Herald Shareholders with an independent expert's opinion on whether the Offer is fair and reasonable. The independent expert's opinion will provide Herald Shareholders with more extensive information about Herald's value than might otherwise be available.
Will I need to pay brokerage or stamp duty if I accept this Offer?	If your Herald Shares are registered in an Issuer Sponsored Holding (your SRN starts with an "I") in your name and you deliver them directly to Calipso, you will not incur any brokerage or be obliged to pay stamp duty in connection with your acceptance of Calipso's Offer. If your Herald Shares are registered in a CHESS Holding (your HIN starts with an "X"), or if you are a beneficial owner whose Herald Shares are registered in the name of a Broker, bank, custodian or other nominee you will not be obliged to pay stamp duty by accepting the Offer but you should ask your Controlling Participant (usually your Broker) or that nominee whether it will charge any transactional fees or services charges in connection with acceptance of Calipso's Offer. You may incur brokerage costs and Goods and Services Tax if you choose to sell your Herald Shares on ASX.
What happens if I do not accept the Offer?	If you do not accept the Offer and Calipso acquires at least 90% of Herald Shares (or a relevant interest in such number of Herald Shares) and the conditions of the Offer are satisfied or waived, Calipso intends to proceed to compulsorily acquire outstanding Herald Shares in accordance with the Corporations Act. If this occurs, you will be paid the Offer consideration for each of your Herald Shares at the conclusion of this process. In these circumstances, you would have received the Offer consideration sooner if you had accepted the Offer prior to its close, rather than having your Herald Shares compulsorily acquired. See sections 4.3 and 8.2 of this Bidder's Statement for further information.
Where can I get further information?	If you have any further questions please contact the offer information line on: Within Australia: 1300 653 882 (Toll Free) International: +61 2 8986 9330

1 Overview of the Offer

1.1 Summary of the Offer terms

Offer

Calipso offers to acquire all of your Herald Shares for **$0.70 cash** on the Offer Terms set out in Appendices 1 and 2 to this Bidder's Statement.

The Offer relates to Herald Shares that exist or will exist as at **[•]**.

The Offer also extends to all Herald Shares that are issued between that date and the end of the Offer Period as a result of exercise of Herald Options. However, Calipso is not offering to acquire any Herald Options and encourages holders of Herald Options who are entitled to do so, to exercise their Herald Options and accept the Offer in respect of the Herald Shares issued on exercise.

Offer Period

The Offer is scheduled to close at 7.00pm (Sydney time) on **[•]** (but it may be extended or withdrawn in accordance with the Corporations Act).

Payment date

If you accept the Offer, you will be paid the consideration to which you are entitled within one month after the later of receipt of your acceptance and the date on which the Offer becomes unconditional and in any event before 21 days after the end of the Offer Period.

Conditions

The Offer is subject to the following conditions, as set out in Appendix 2 to this Bidder's Statement:

(a) Calipso becoming entitled to compulsorily acquire all Herald Shares under Part 6A.1 of the Corporations Act; and

(b) Foreign Investment Review Board approval.

This is only a summary of the conditions. The conditions are set out in full in Appendix 2 to this Bidder's Statement.

1.2 How to accept the Offer

The Offer may only be accepted for all of your Herald Shares.

How you accept the Offer depends on whether your Herald Shares are in an Issuer Sponsored Holding or a CHESS Holding:

- **If you hold your Herald Shares in an Issuer Sponsored Holding (your SRN starts with an "I")**, to accept the Offer you must complete, sign and return the enclosed Acceptance Form in accordance with the instructions on it and return it to the address indicated on the form (and set out below) before the end of the Offer Period.

- **If you hold your Herald Shares in a CHESS Holding (your HIN starts with an "X")**, to accept the Offer you must either:

  (a) instruct your Controlling Participant (for example, your Broker) to initiate acceptance of the Offer before the end of the Offer Period; or

  (b) complete the accompanying Acceptance Form and send the completed Acceptance Form (together with all other documents required by the instructions on the form) directly to your Broker or other Controlling Participant in sufficient time for the Offer to be accepted before the end of the Offer Period with instructions to initiate acceptance of the Offer on your behalf before the end of the Offer Period; or

  (c) complete, sign and return the Acceptance Form in accordance with the instructions on it and lodge it by returning it to the address indicated on the form (and set out below) so that your acceptance is received before 7.00pm (Sydney time) on the second last day of the Offer Period. This will authorise Calipso to instruct your Broker or other Controlling Participant to initiate acceptance of the Offer on your behalf.

- **If you are a Broker or a ASTC Participant**, to accept the Offer you must initiate acceptance in accordance with the requirements of the ASTC Settlement Rules before the end of the Offer Period.

- **If some of your Herald Shares are in an Issuer Sponsored Holding and some in a CHESS Holding**, please read clause 4.3(d) of the Offer Terms in Appendix 1 to this Bidder's Statement for how to accept the Offer.

The Offer is not being made for ADRs. Holders of ADRs must first convert their ADRs into Herald Shares to accept the Offer (see section 8.5 of this Bidder's Statement).

The postal and delivery address for completed Acceptance Forms and any associated documents is as follows:

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne VIC 3001

The transmission of the Acceptance Form and other documents is at your own risk.

For full details see clause 4 of the Offer Terms in Appendix 1 to this Bidder's Statement.

2 Information on Calipso and Bumi

2.1 Corporate

Bumi was established in 1973 and was listed on the Indonesia Stock Exchange in 1990. In 1998, Bumi entered the oil and gas industry and expanded into the coal mining industry through its 2001 acquisition of a controlling interest in PT Arutmin Indonesia ("**Arutmin**") and its 2003 acquisition of PT Kaltim Prima Coal ("**KPC**"). More recently, Bumi has sought to diversify the scope of its interests to include exploration and production of gold, zinc and lead, including through the acquisition of its initial 84.20% stake in Herald.

Bumi is a leading natural resources group with a market capitalisation of US$5.8 billion, as at the day prior to the Announcement Date. Bumi is currently one of the largest companies on the Indonesia Stock Exchange.

Calipso is a wholly-owned subsidiary of Bumi and was incorporated in Singapore.

The directors of Calipso are Sanjeev Gupta and Edy Junianto Soebari.

2.2 Overview of Bumi and its principal activities

Bumi's businesses include the following:

(a) **Coal mining business**

Bumi primarily engages in surface open cut mining of prime quality coal from its mines in Indonesia. Bumi is currently the largest thermal coal producer in Indonesia, producing approximately 25% of Indonesia's total coal production in 2008, and is the largest coal exporter in Indonesia.

Bumi hold rights from the Indonesian Government to mine for coal in a concession area of approximately 90,938 hectares in East Kalimantan until 2021 and in another concession area of approximately 70,153 hectares in South Kalimantan until 2019. As at the date of this Bidder's Statement, Bumi had a total of six mines in commercial operation, being the Sangatta and Bengalon mines operated by its subsidiary KPC (the world's largest thermal coal export mine) and the Senakin, Satui, Mulia Asam-Asam and Batulicin mines operated by its subsidiary Arutmin.

(b) **Other mining businesses**

In addition to its coal interests, Bumi has interests in iron ore, phosphate, diamond and gold concessions in Mauritania, Africa, and copper and gold contracts of work in Sulawesi, Indonesia. These include:

- 80% ownership interest in PT Gorontalo Minerals which has rights to a 36,070 hectare mining concession in northern Sulawesi, Indonesia;
- 100% interest in PT Citra Palu Minerals which has rights to a 138,889 hectare mining concession in central and south Sulawesi, Indonesia; and

- 60% interest in a joint venture with Bumi Mauritania S.A., a local partner in Mauritania, Africa, to study the feasibility of developing iron ore mines in the Tamagot and S'fariat regions of Mauritania.

(c) **Oil and gas business**

Through Bumi's subsidiary Gallo Oil (Jersey) Ltd, Bumi currently operates in two oil concessions in the Republic of Yemen; namely, Block R2 (East Al-Maber) and Block 13 (Al-Armah), both of which are wholly focused on exploration activity.

(d) **Other business activities**

Bumi also has the following interests:

- 50% interest in Enercorp Ltd, a Jersey-based coal marketing agency;

- 30.10% interest in Westside Corporation Limited, an Australian listed coal seam gas company; and

- 100% interest in PT Mitratama Perkasa, an Indonesian company which owns a barge port facility on the Kalimantan coast, which is used to transport coal mined from the Bangalon mine.

(e) **Existing interest in Herald**

On 12 December 2007, Calipso announced an off-market takeover bid for all of the Herald Shares. Calipso's offer closed on 30 July 2008 with Calipso having acquired a relevant interest in 84.20% of the Herald Shares.

Since acquiring control of Herald, Bumi has appointed three nominees to the Herald board (Messrs Farrell, Beckham and Ball).

(f) **Recent acquisitions**

- On 23 December 2008, Bumi acquired 80% of the shares in Zurich Assets International Ltd, which owns 55.0% of the shares of PT Darma Henwa Tbk. PT Darma Henwa Tbk is an Indonesian company engaged in contract mining, and has exclusive operating contracts to mine at the Bengalon mine operated by KPC and the Mulia Asam-Asam mine operated by Arutmin.

- Under a share purchase agreement dated 26 December 2008 (as amended on 29 June 2009), Bumi has agreed to acquire 50% of the shares of Leap-Forward Finance Ltd, which owns 99.9% of the shares of PT Fajar Bumi Sakti. PT Fajar Bumi Sakti is a coal mining company which was established in 1978, and holds rights to mine for coal in three mining concession areas located in Kutai Kertanegara, East Kalimantan (comprising approximately 9,053.5 hectares), one of which is currently in operation.

- On 5 January 2009, Bumi acquired 89.0% of the shares of Pendopo Coal Limited, which owns 95.0% of the shares of PT Pendopo Energi Batubura. PT Pendopo Energi Batubura holds rights to mine for coal in two concession areas located in Muara Enim, South Sumatra province, comprising approximately 17,840 hectares. These concessions are currently in the development stage.

2.3 Commissioners

As an Indonesian company, Bumi is governed by both a board of commissioners and a board of directors. The board of directors is responsible for the day to day operation of Bumi, while the board of commissioners provides oversight and supervision.

Each of the commissioners of Bumi are listed below. Further details about the qualifications and experience of the commissioners are available from www.bumiresources.com.

Name	**Position in Bumi; *Position in Other Firms***
Suryo B. Sulisto	President Commissioner; *Special representative of the President of the Republic of Indonesia for the North, Central and South American Regions.*
Nalinkant A. Rathod	Commissioner; *Managing Director, Great Asian Holdings Pte. Ltd. and Capital Managers Asia Ltd.*
Sulaiman Zuhdi Pane	Commissioner
Iman Taufik	Commissioner; *Head of International Affairs, Indonesian Chamber of Commerce*
Kusumo A. Martoredjo	Commissioner; *Head of Mining and Energy, Indonesian Chamber of Commerce*
Fuad Hasan Masyhur	Commissioner; *President Director of PT Maktour*
Jay Abdullah Alatas	Commissioner; *Chairman of PT Hikmah Albros*
Anton Setianto Soedarsono	Commissioner

2.4 Directors

Each of the directors of Bumi are listed below. Further details about the qualifications and experience of the directors are available from www.bumiresources.com.

Ari S. Hudaya, President Director (aged 50)

Ari Hudaya graduated from Institut Teknologi Bandung in Mechanical Engineering in 1983. He has been the President Director of Bumi since 2001 and also holds the position of President Director on the boards of a number of other companies in the Bumi Group.

Edy Junianto Soebari, Director (aged 53)

Edy Junianto Soebari graduated from University of Indonesia in the School of Economics, majoring in Accounting in 1986. He has been a Director of Bumi

since 2000 and is also a director on the boards of a number of other companies in the Bumi Group.

Kenneth P. Farrell, Director (aged 54)

Ken Farrell has degrees in Engineering and Commerce and is a Fellow of the Australian Institute of Company Directors. He has been a Director of Bumi since 2003 and is also a commissioner of a number of other companies in the Bumi Group. Mr Farrell has also been a Director of Herald since 5 August 2008 and is currently the Chairman of the Herald board.

2.5 Major shareholders of Bumi

As at 31 December 2008, PT Bakrie & Brothers Tbk held 14.28% of the shares in Bumi.

2.6 Financial information regarding Bumi

The table below sets out summary financial information of Bumi.

Summary profit and loss

	Year Ended 31 December	
	2007 (audited)	**2008 (audited)**
	US$ mn	**US$ mn**
Statement of Income Data		
Sales	2,265.5	3,378.4
Cost of Sales	(1,510.1)	(1,765.6)
Gross Profit	**755.3**	**1,612.8**
Operating Expenses	(349.8)	(505.1)
Operating Income	**405.5**	**1,107.7**
Total Other Income / (Expenses)	449.4	(75.0)
Profit Before Tax	854.9	1,032.7
Income Tax Expense	(14.6)	(90.0)
Net Income	840.3	942.7
Minority Interest Expense	(51.3)	(297.4)
Net Income Attributable to Parent Shareholders	**789.0**	**645.4**

Summary balance sheet

	As at 31 December	
	2007 (audited)	**2008 (audited)**
	US$ mn	**US$ mn**
Cash and Cash Equivalents(1)	143.7	171.9
Total Debt(2)	362.3	1,384.4
Net Debt	218.6	1,212.5
Total Assets	2,819.4	5,319.9
Shareholders Equity	1,122.0	1,576.9

(1) Excludes restricted cash and short-term investments.

(2) Includes capitalised leases and convertible bonds, pre-unamortised bond issuance costs.

2.7 Bumi's share price

The following chart shows the 12 month share price performance of Bumi.


(Indonesian Rp)
6,000
5,000
4,000
3,000
2,000
1,000
0
Sep 08
Nov 08
Jan 09
Mar 09
May 09
Jul 09

Source: Factset as at 20 August 2009

Bumi's share price retreated from historic highs in 2008 as the global economy weakened and commodity prices experienced significant declines. Over the course of 2009 to date there has been a general improvement in investor sentiment as economic conditions have stabilised and the outlook for growth has improved, with a corresponding appreciation in Bumi's share price.

2.8 Publicly available information

As noted above, Calipso is a wholly-owned subsidiary of Bumi.

Bumi has been listed on the Indonesia Stock Exchange since 1990. A substantial amount of information concerning Bumi is publicly available and can be obtained from its web site at www.bumiresources.com.

3 Information on Herald

3.1 Disclaimer

The following information on Herald has been prepared by Calipso using publicly available information and information provided to Calipso in its capacity as a shareholder of Herald, and has not been independently verified. Accordingly, Calipso does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of this information.

The information on Herald in this Bidder's Statement should not be considered comprehensive.

In addition, the Corporations Act requires the directors of Herald to provide a Target's Statement to Herald Shareholders in response to this Bidder's Statement, setting out certain material information concerning Herald.

3.2 Overview of Herald and its principal activities

Herald is an Australian company engaged in mineral exploration and development. Its operations comprise the evaluation and development of base metals and gold and associated investments, predominantly within Indonesia and Australia.

Dairi Project

Herald's current focus is on the high-grade Dairi Project in Sumatra. The Dairi Project is located in the Dairi Regency in North Sumatra, Indonesia. Herald, the manager of the Dairi contract of work since its inception in 1998, has completed a feasibility study based on mining of the high grade Anjing Hitam reserves, one of several resources already identified by Herald at the Dairi Project.

The Dairi Project is held under a 7th generation contract of work ("**CoW**"). The CoW system is a form of title under which most mines in Indonesia operate. A CoW is a legally enforceable contract between the mining company and the Republic of Indonesia, which sets out in detail the mining company's rights and obligations. All CoW's require the formation of a CoW-specific project company, with the project interests equal to the respective shareholdings in this company. In the case of the Dairi Project, the CoW-specific project company is called PT Dairi Prima Mineral, with Herald owning 80% of its shares and PT Antam owning the remaining 20%.

On 16 December 2008, the Indonesian Parliament passed Indonesia's new Law on Mineral and Coal Mining ("**New Law**"). The New Law will replace the Contract of Work system with a new system of mining licences. While Bumi is confident that PT Dairi Prima Mineral's rights under the CoW will be protected under the New Law, there is no certainty that this will be the case. It is not yet clear when the relevant implementing regulations under the New Law will be finalised.

Herald has sought approval of the Indonesian Ministry of Forestry to commence construction and development activities to target production of zinc and lead from the Dairi Project. Herald has stated that the Indonesian Ministry of Forestry had advised it that a Presidential Decree is required for the Ministry of Forestry to issue the necessary approvals for underground mining in forest areas in

Herald's permit area. We understand that Herald is still awaiting the promulgation of this Presidential Decree.

Other activities

In addition to the Dairi Project, Herald has interests in a number of other mining projects, all of which are in the exploration phase:

(a) 22% owned Meluak gold project in North Sumatra;

(b) 15% owned Montague gold project in Western Australia; and

(c) 20% owned Crater gold project in Western Australia.

Herald also has a 27.27% shareholding interest in Jaguar Minerals Ltd ("**Jaguar**"), an ASX listed exploration company. Jaguar was founded in 2003 as a wholly-owned subsidiary of Herald. Jaguar and Herald subsequently entered into a sale agreement whereby Jaguar acquired Herald's interest in 7 Australian projects. Since listing on the Australian Stock Exchange in July 2004, Jaguar has continued to modify its project portfolio. Currently, each of Jaguar's 7 projects are in the exploration phase. As at the day prior to the Announcement Date, Jaguar had a market capitalisation of A$2.1 million.

3.3 Directors

As at the date of this Bidder's Statement, there are six Directors of Herald, three of whom are independent:

Ken Farrell, Chairman, Director

Brian J Hurley, Independent Non-Executive Director

James Dracopoulos, Independent Non-Executive Director

Andrew Wilson, Independent Non-Executive Director

Andrew Beckham, Director

Evan Ball, Director, Acting Chief Executive Officer

3.4 Top 5 Herald Shareholders

According to Herald's annual report for the year ended 31 December 2008, the top 5 Herald Shareholders as at 28 April 2009 were as follows:

Herald Shareholder[1]	**Herald Shares**	**%**[2]
Calipso Investment Pte Ltd	169,388,966	83.90
Citicorp Nominees Pty Ltd	18,789,877	9.31
Merrill Lynch Australia Nominees Pty Ltd	8,529,912	4.22
ANZ Nominees Ltd	1,748,969	0.87
Calipso Holdings Pte Ltd	600,000	0.30
Total	199,057,724	98.59

[1] On 22 May 2008, New Age World Limited lodged a notice of change of interests of substantial holder with the ASX under which it disclosed that it and its associates held a relevant interest in 16,800,353 Herald Shares. As at the date of this Bidder's Statement, no further notices have been lodged by New Age World Limited in respect of its shareholding in Herald. The information from Herald's 2008 annual report which is extracted above does not appear to reflect the most recent substantial holder notice of New Age World Limited.

[2] These percentages have been calculated based on the total number of Herald Shares on issue as at the day prior to the Announcement Date.

3.5 Publicly available information

Herald is a company listed on the ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and Listing Rules. For more information concerning the financial position and affairs of Herald, you should refer to the full range of information that has been disclosed by Herald pursuant to those obligations on Herald's website at www.herald.net.au and on the ASX web site at www.asx.com.au.

Herald's annual report for the year ended 31 December 2008 was given to ASX on 30 April 2009.

4 Calipso's intentions

4.1 Introduction

This section sets out Calipso's intentions, on the basis of the facts and information concerning Herald which are known to it and the existing circumstances affecting the business of Herald, in relation to the following:

(a) the continuation of the business of Herald;

(b) any major changes to be made to the business of Herald, including any redeployment of the fixed assets of Herald; and

(c) the future employment of the present employees of Herald.

Bumi has the same intentions as Calipso in relation to these matters.

4.2 Review

Calipso and its advisers have reviewed information on Herald, including Herald's current activities and its plans for the future that has been publicly released, as well as information which has been provided to Calipso in its capacity as a shareholder of Herald. The intentions of Calipso outlined in this section 4 are based on this information.

However, Calipso does not currently have knowledge of or access to all material information, facts and circumstances that are necessary to assess the operational, commercial, taxation and financial implications of its current intentions. Consequently, final decisions on these matters have not been made.

Following the close of the Offer, Calipso will, to the extent that information is available to it, conduct a review of the operations, assets, structure and employees of Herald and, in light of that information, determine business plans for the future of Herald. This may lead to the curtailment, cancellation, sale, reorganisation or modification of some of Herald's existing projects and activities, or the introduction of new projects and new activities. Final decisions will only be reached after that review and in light of all material facts and circumstances. As such, statements set out in this section 4 are statements of current intention only which may change as new information becomes available or circumstances change. The statements in this section 4 should be read in this context.

4.3 Intentions upon acquisition of 90% or more of Herald Shares

This section 4.3 sets out Calipso's current intentions if it acquires 90% or more of the Herald Shares and is entitled to proceed to compulsory acquisition of the outstanding Herald Shares.

(a) Compulsory acquisition

If it becomes entitled to do so under the Corporations Act, Calipso intends to:

(i) give notices to compulsorily acquire any outstanding Herald Shares in accordance with section 661B of the Corporations Act;

(ii) give notices to Herald Shareholders and holders of Herald Options to compulsorily acquire any outstanding Herald Shares and Herald Options in accordance with section 664C of the Corporations Act.

If it is required to do so under section 662A and section 663A of the Corporations Act, Calipso intends to give notices to Herald Shareholders and holders of Herald Options offering to acquire their Herald Shares and Herald Options in accordance with section 662B and section 663B of the Corporations Act.

(b) Directors

Following completion of the Offer, Calipso will replace all of the Independent Directors, and all directors of any company in respect of which Herald has nominee directors, with its own nominees.

(c) ASX listing

At the conclusion of the compulsory acquisition process, Calipso intends to arrange for Herald to be removed from the official list of the ASX.

(d) Head office

Calipso intends to consolidate head office functions including company secretarial, treasury, financial management, accounting, risk management and in-house legal. In doing so, Calipso will seek to reduce or eliminate costs where it is economically and strategically compelling to do so, particularly where those arise from duplicated activities.

(e) Corporate reorganisation

As part of the review described in section 4.2, Calipso intends to consider undertaking a corporate reorganisation under which some or all of Herald's assets and liabilities may be transferred to other members of the Bumi Group, and Herald may be deregistered. Any such restructure would be dependent on Calipso receiving professional (including tax) advice on the effect of such reorganisation.

(f) Development of the Dairi Project

Calipso's principal objective is to procure the development of the Dairi Project to ensure the mine is brought into production in a cost effective and timely manner.

As part of the review described in section 4.2, Calipso intends to explore avenues to achieve efficiencies across the merged Bumi/Herald group, by seeking to eliminate any duplication of functions where it is economically and strategically compelling to do so. However, at this stage, without the benefit of a detailed review, Calipso does not envisage that it would implement material changes relating to the development or operation of the Dairi Project.

(g) Development of other Herald assets

Calipso's current intention is to procure the continued operation and maintenance of Herald's other existing projects, including Herald's

interests in the Meluak gold project, the Montague gold project and the Crater gold project. However, a final decision on the retention or otherwise of those interests will only be reached by Calipso after its strategic review and in light of all material facts and circumstances.

(h) Employees

Calipso currently intends to build on Herald's existing technical expertise in zinc and lead mining. In particular, retaining the existing Dairi Project team of employees will be a priority for Calipso.

As set out in section 4.2, Calipso currently intends to undertake a review of Herald's operations, assets, structure and employees. At the head office level, it is possible that certain roles might become redundant due to the removal of Herald from the ASX (see section 4.3(c) above). However, until Calipso has undertaken a review of the employees and their functions and skills, it will not be in a position to determine the number of employees whose functions may be redundant or the timing of any redundancies and the extent to which Bumi may instead be able to consider the redeployment of some of those employees within the Bumi Group.

4.4 Intentions upon acquisition of less than 90% of Herald Shares

This section 4.4 sets out Calipso's intentions if it were to declare the Offer free from the minimum acceptance condition set out in paragraph (a) of Appendix 2 to this Bidder's Statement without becoming entitled to compulsorily acquire the outstanding Herald Shares. Calipso reserves its right to declare the Offer free of the minimum acceptance condition set out in paragraph (a) of Appendix 2 to this Bidder's Statement, although it has no present intention to do so.

(a) ASX listing

Calipso would seek to review (following receipt of legal and financial advice in light of Calipso's post-Offer holding of Herald Shares) whether Calipso should continue to be listed on ASX or whether it should be removed.

(b) Directors

Calipso's intention is to maintain the existing Herald board.

(c) Operations, assets, structure and employees

If, following the close of the Offer, Herald continues to be a controlled entity (but not a wholly owned subsidiary) of Calipso, it is the present intention of Calipso to attempt to procure that Herald's board implements the objectives and goals outlined in section 4.3 to the extent possible and appropriate.

(d) Dividend policy

Calipso, through its nominees on the Herald Board, is likely to propose that Herald review the dividend policy of Herald having regard to any capital funding requirements of Herald identified in its strategic review.

(e) Remaining Herald Shareholders

Herald Shareholders should be aware that, depending on the level of acceptances under the Offer, there is likely to be a reduction in the liquidity of Herald Shares. Herald Shareholders who do not accept Calipso's Offer may become a 'locked-in' minority after the end of the Offer Period if Calipso increases its holding of Herald Shares but is not entitled to compulsorily acquire the remaining Herald Shares.

(f) Limitations on intentions

To the extent that Herald is not a wholly owned subsidiary of Calipso and there are minority Herald Shareholders, Calipso intends that the directors of Herald appointed by it will act at all times in accordance with their fiduciary duties and that all requisite shareholder approvals and other legal requirements are complied with in pursuing any of the intentions outlined above.

Those requirements may require the approval of minority Herald Shareholders to the implementation of any particular objective.

The requirement to have regard to those fiduciary duties in the context of a partly owned company and the possible requirements of minority Herald Shareholder approval may prevent the particular objective being achieved.

It should be noted that Calipso has not currently made any particular decision to implement any particular initiative where these considerations may be relevant.

4.5 Intentions generally

Except for the changes and intentions set out in this section 4, Calipso intends, based on the information presently known to it:

(a) to continue the business of Herald;

(b) not to make any major changes to the business of Herald or the deployment of Herald's assets; and

(c) to continue the employment of Herald's employees.

5 Share capital information

5.1 Capital structure

Herald is listed on ASX.

According to documents lodged by Herald with ASX and ASIC, the total number of securities in Herald as at 23 June 2009 is as follows:

(a) 201,896,803 Herald Shares; and

(b) 9,780,000 Herald Options.

Source: Appendix 3B lodged with the ASX on 23 June 2009

5.2 Herald Options

According to documents lodged by Herald with ASX on or prior to the date of this Bidder's Statement, there are 9,780,000 Herald Options on issue which could be converted into Herald Shares of an equivalent number. While the full terms on which the Herald Options have been issued have not been made publicly available by Herald, based on material lodged with ASX as at the date of this Bidder's Statement:

(a) all of the 9,780,000 Herald Options have been issued either to directors, employees or consultants of Herald;

(b) none of the Herald Options are quoted or transferable;

(c) the exercise price of each Herald Option is as follows:

  (i) $0.44 in the case of 5,700,000 of the Herald Options;

  (ii) $0.33 in the case of 3,180,000 of the Herald Options; and

  (iii) $0.49 in the case of 900,000 of the Herald Options;

(d) all of the Herald Options expire on 1 December 2011; and

(e) each holder of Herald Options described in section 5.2(c)(i) is entitled to exercise up to one third of their holding in each twelve month period ending on 1 December 2009, 1 December 2010 and 1 December 2011.

Calipso's Offer extends to all Herald Shares which are issued during the Offer Period as a result of the exercise of Herald Options. However, Calipso is not offering to acquire any Herald Options. Calipso encourages Herald Optionholders to exercise their Herald Options, to the extent they are entitled to do so, and accept the Offer in respect of the Herald Shares issued on exercise.

5.3 Details of relevant interests in Herald securities

Details of Calipso's relevant interests in the securities of Herald are set out in the table below:

Class of securities	Total number in class	Relevant interest of Calipso immediately before Bidder's Statement lodged with ASIC	Relevant interest of Calipso immediately before first Offer sent
Herald Shares	201,896,803	169,988,966 (84.20%)	[•] ([•]%)
Herald Options	9,780,000	0 (0%)	[•] ([•]%)

5.4 Details of voting power in Herald

Calipso's voting power in Herald as at the date of this Bidder's Statement is 84.20%.

Calipso's voting power in Herald as at the date immediately before the first Offer is sent is [•]%.

5.5 Consideration provided for Herald securities during previous four months

Calipso and its associates have not acquired or disposed of Herald Shares during the period of four months including on the day immediately before the date of the Offer.

5.6 Inducing benefits given during previous four months

Except as set out in this Bidder's Statement, neither Calipso nor any of its associates has, during the period of four months ending on the day immediately before the date of the Offer, given, offered or agreed to give, a benefit to another person where the benefit was likely to induce the other person, or an associate, to:

(a) accept an Offer; or

(b) dispose of Herald Shares,

which benefit was not offered to all holders of Herald Shares under the Offer.

6 Funding

6.1 Maximum cash consideration

The consideration for the acquisition of Herald Shares to which the Offer relates will be satisfied wholly in cash and, if the Offer is accepted in respect of all those Herald Shares, will be approximately $29,181,486 (assuming all Herald Options become exercisable and are exercised before the end of the Offer Period).

6.2 Overview of funding arrangements

Bumi has entered into a funding commitment letter with Calipso dated 25 August 2009 under which Bumi has unconditionally agreed to provide, or procure that one of its wholly-owned subsidiaries provides, Calipso with funds, in the form and manner nominated by Bumi, for the purpose of funding the Offer ("**Funding Commitment Letter**").

The effect of the Funding Commitment Letter is to irrevocably commit Bumi to provide direct or indirect funding to Calipso for the purpose of satisfying Calipso's obligation to pay the consideration to Herald Shareholders under the Offer.

6.3 Bumi access to funding

As at 31 March 2009, the end of Bumi's last financial quarter, Bumi had unrestricted cash reserves of US$140.1 million. Bumi's current cash reserves significantly exceed the maximum cash consideration and are free from Encumbrances and immediately available to fund the Offer.

6.4 Timing of provision of funds

Under the Funding Commitment Letter, Bumi has agreed to provide funding to Calipso no later than 5 business days before the date on which Calipso is required to satisfy its obligations to pay accepting holders of Herald Shares under the Offer Terms and the Corporations Act.

6.5 Nature of funding

Funding must be provided under the Funding Commitment Letter either by way of subscription for shares and/or subordinated loans (at the election of Bumi). In the event that Bumi elects to provide any or all of the funding in the form of loans, such loans must be provided on the basis that they are interest free and unsecured and the lender cannot call for repayment before the date on which Calipso is required to pay the holders of Herald Shares who have accepted the Offer.

6.6 No conditions precedent

There are no conditions precedent to the provision of the funding to Calipso referred to in this section 6.

7 Taxation considerations

Introduction

The following is an outline of the principal Australian income tax consequences applicable to a Herald Shareholder who disposes of Herald Shares under the Offer. This outline reflects the current provisions of the *Income Tax Assessment Act 1936* (Cwlth) and the *Income Tax Assessment Act 1997* (Cwlth) and the regulations made under those Acts, taking into account Calipso's understanding of the current administrative practices of the Australian Taxation Office. The outline does not otherwise take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of countries apart from Australia.

The following outline is not exhaustive of all possible Australian income tax considerations that could apply to Herald Shareholders. In particular, the summary is only relevant to those Herald Shareholders who hold their shares on capital account and it does not address all tax considerations applicable to Herald Shareholders that may be subject to special tax rules, such as banks, insurance companies, tax exempt organisations, superannuation funds, dealers in securities, Herald Shareholders which hold the Herald Shares on behalf of another person or Herald Shareholders who acquired their Herald Shares as part of an employee share scheme. For Herald Shareholders who are non-residents of Australia for tax purposes, it is assumed that the Herald Shares are not held and have never been held, as an asset of a permanent establishment of that Herald Shareholder in Australia.

This outline does not constitute tax advice. Each Herald Shareholder should consult their own tax adviser regarding the consequences of acquiring, holding or disposing of their Herald Shares.

Taxation on the disposal of Herald Shares

If you accept the Offer, you will be treated as having disposed of your Herald Shares for Australian income tax purposes.

Australian resident Herald Shareholders

You will realise a capital gain in connection with the disposal of a Herald Share to the extent that the amount you receive (or will receive) for the disposal of that Herald Share is more than the cost base of that Herald Share. You will realise a capital loss to the extent that the amount you receive (or will receive) is less than the reduced cost base of the Herald Share. Capital losses can usually only be offset against capital gains you realise in the same income year or in later income years.

The cost base of a Herald Share should be the total amount you paid for the Herald Share, your acquisition costs and other costs relating to the holding and disposal of the Herald Share, to the extent to which you have not claimed an income tax deduction for such costs. The reduced cost base of a Herald Share is usually determined in a similar, but not identical, manner. There are a number of circumstances which may result in your cost base or reduced cost base being calculated in a different manner to that outlined above. We recommend that you consult your tax adviser to confirm the cost base or reduced cost base of your Herald Share.

Any net capital gain should be included in your assessable income for that income year. Broadly, your net capital gain in respect of an income year will be calculated by aggregating all of your capital gains realised in that income year and reducing that amount by your capital losses realised in that income year and any available net capital losses from prior years.

Herald Shareholders who are individuals, trusts or complying superannuation funds may be eligible for discount capital gains treatment in respect of a Herald Share if they have held that Herald Share for at least 12 months. Companies are not eligible for discount capital gains treatment.

The above comments will not apply to you if you buy and sell shares in the ordinary course of business, or if you acquired the shares for resale at a profit. In those cases, any gain is generally taxed as ordinary income. The above comments will also not apply to you if you started to hold your Herald Shares before 19 September 1985. We recommend that those Herald Shareholders seek their own tax advice.

Non-resident Herald Shareholders

If you are not a resident of Australia for income tax purposes, you will generally not have to pay Australian tax on any capital gain when you dispose of your Herald Shares, unless both of the following requirements are satisfied:

- you hold a "non-portfolio interest" in Herald; and
- the Herald Shares pass the "principal asset test".

If either element is absent, any capital gain made on the disposal of your Herald Shares should not be subject to income tax in Australia.

You will hold a "non-portfolio interest" in Herald if you (together with your associates) own, or owned, throughout a 12 month period during the two years preceding the sale of your Herald Shares, 10% or more of (broadly) all of the shares in Herald.

Broadly, the Herald Shares would pass the "principal asset test" if the market value of Herald's direct and indirect interests in Australian land (including leases and mining rights) is more than the market value of its other assets at the time you accept the Offer. Detailed calculations are necessary to determine the results of the "principal asset test".

If you hold a "non-portfolio interest" in Herald, you should contact Herald to determine if the Herald Shares would pass the "principal asset test".

If you buy and sell shares in the ordinary course of business, or acquired the shares for resale at a profit, any gain could be taxed in Australia as ordinary income and not as a capital gain (subject to any relief available under a double tax treaty that Australia has concluded with your country of residence). Again, you should seek your own tax advice.

You should seek advice from your tax adviser as to the taxation implications of accepting the Offer in your country of residence.

Stamp duty

Any stamp duty payable on the transfer of Herald Shares to Calipso pursuant to the Offer will be paid by Calipso.

8 Additional information

8.1 Risks associated with minority shareholdings in Herald

If Calipso and its associates do not achieve a level of shareholding in Herald of 100% (whether by Herald Shareholders (other than Calipso and its associates) accepting the Offer, compulsory acquisition, compulsory buy-out or in any other way), then those Herald Shareholders (other than Calipso and its associates) who continue to hold Herald Shares will continue to be minority shareholders in Herald. Herald Shareholders in this category will not have control of Herald.

In such circumstances, it is possible that Herald Shares could have a lower level of liquidity than they do now. Any different levels of liquidity may result in changes to the respective share prices on the relevant exchanges on which Herald Shares are listed. Herald Shareholders should also note that the ASX requires a listed entity to maintain a sufficient spread of shareholders to ensure there is an orderly and liquid market in the shares and that Herald Shares may be suspended from quotation on the ASX if this requirement is not met.

Further, numerous risks are associated with holding an investment in shares of any kind. Particular risks apply to shares in a resources company.

These risks generally include:

(a) the general risks associated with investments in shares;

(b) potential changes to the prevailing economic conditions in Australia and overseas;

(c) decreases in relative commodity prices;

(d) legislative and regulatory issues affecting the company's operations;

(e) environmental risks;

(f) risks associated with the exploration, development and production of mineral resources;

(g) risks associated with reserve, resources and production estimates;

(h) competition within the industry;

(i) risks affecting the company's operations (including, without limitation, weather conditions and natural disasters, accidents, mechanical failure of plant and equipment, environmental and pollution incidents, industrial action, and potential inability to continue to be able to source inputs on current terms);

(j) risks that key personnel may leave their employment;

(k) hedging and exchange rate risks;

(l) litigation.

Such risks are inherent in owning Herald Shares now and may continue to be risks if you retain your Herald Shares.

8.2 Compulsory acquisition and compulsory buyout

(a) Compulsory acquisition following bid

If Calipso and its associates acquire 75% or more of the Herald Shares to which the Offer relates (whether through acceptances under the Offer or otherwise), and have relevant interests in at least 90% (by number) of Herald Shares at the end of the Offer Period, Calipso will be entitled to compulsorily acquire the remaining Herald Shares under Division 1 of Part 6A.1 of the Corporations Act (including any Herald Shares which are issued in the six weeks following the day on which Calipso's compulsory acquisition notice is given as a result of the exercise of Herald Options). In order to compulsorily acquire Herald Shares, Calipso must prepare and issue a notice in the form prescribed by the Corporations Act. Calipso would be required to acquire such Herald Shares on the terms of the Offer.

A Herald Shareholder whose Herald Shares are the subject of a compulsory acquisition notice under Part 6A.1 of the Corporations Act may apply for a court order that their Herald Shares (as relevant) not be compulsorily acquired. If a court is satisfied that the consideration does not represent fair value for the Herald Shares, the court may make this order.

See section 4 of this Bidder's Statement for a description of Calipso's intentions regarding the exercise of compulsory acquisition rights under the Corporations Act.

(b) Compulsory buy-out following bid

If it is required to do so under Divisions 2 and 3 of Part 6A.1 of the Corporations Act, Calipso will give notices to Herald Shareholders and Herald Optionholders under sections 662B and 663B of the Corporations Act, offering to acquire their Herald Shares and/or Herald Options (as relevant) as required by sections 662A and 663A of the Corporations Act. Calipso must despatch the notices to the Herald Shareholders and Herald Optionholders within one month of the end of the Offer Period.

Calipso would be required to acquire such Herald Shares on the terms of the Offer. In the case of Herald Options, the terms on which Calipso would be required to acquire the Herald Options would be as agreed between Calipso and the relevant Herald Optionholder, or as otherwise determined by a court order.

Herald Shareholders and Herald Optionholders who receive such a notice may elect, but are not compelled, to accept the offer made in the relevant notice.

(c) Compulsory acquisition in general

If Calipso does not compulsorily acquire any outstanding Herald Shares under Division 1 of Part 6A.1 of the Corporations Act, or is not entitled to do so because it and its associates have not acquired at least 75% (by number) of the Herald Shares to which the Offer relates and the condition set out in paragraph (a) of Appendix 2 to this Bidder's Statement has been waived, it may nevertheless become entitled to exercise general compulsory acquisition rights under Division 1 of Part

6A.2 of the Corporations Act if it becomes a 90% holder in respect of Herald Shares and/or Herald Options.

Calipso will become a 90% holder:

(i) in respect of Herald Shares, if it holds, either alone or with a related body corporate, full beneficial interests in a least 90% of the Herald Shares (by number); and

(ii) in respect of Herald Options, if its voting power in Herald is at least 90%, and it holds, either alone or with a related body corporate, full beneficial interests in at least 90% by value of all the Herald Shares and Herald Options.

If Calipso elects to compulsorily acquire outstanding Herald Shares and/or Herald Options under Part 6A.2 of the Corporations Act, it must send to each Herald Shareholder and each Herald Optionholder (as applicable) a notice in the form required by the Corporations Act. A Herald Shareholder or Herald Optionholder may object to compulsory acquisition of their Herald Shares and/or Herald Options (as relevant). If Herald Shareholders or Herald Optionholders who hold at least 10% of the outstanding Herald Shares or Herald Options (as relevant) validly object to compulsory acquisition, Calipso may only proceed with the acquisition if it applies to the court for approval. The court must grant such approval if Calipso can show that the terms set out in the compulsory acquisition notice give fair value for the Herald Shares or Herald Options (as relevant).

Pursuant to the Corporations Act, Calipso must bear the legal costs of any Herald Shareholder or Herald Optionholder who resists the compulsory acquisition in such Court proceedings. This applies unless the court is satisfied that the Herald Shareholder or Herald Optionholder (as relevant) acted improperly, vexatiously or otherwise unreasonably.

See section 4 of this Bidder's Statement for a description of Calipso's intentions regarding exercise of compulsory acquisition rights.

8.3 Conditions

The Offer Terms set out details relating to conditions of the Offer. The full terms of the conditions of the Offer are set out in Appendix 2.

(a) Foreign Acquisitions and Takeovers Act

As part of its initial takeover offer for Herald Shares, Calipso received a statement of no objection on behalf of the Treasurer of the Commonwealth of Australia to acquire up to 100% of the Herald Shares. That statement of no objection expired on 16 January 2009.

Accordingly, the Offer is subject to a condition that the Treasurer of the Commonwealth of Australia consents under the *Foreign Acquisitions and Takeovers Act 1975* (Cwlth) ("**FATA**") to the proposed acquisition by Calipso of 100% of Herald.

Calipso has applied to the Treasurer under FATA for a statement of no objection to the proposed acquisition by Calipso of Herald in terms of Australia's foreign investment policy.

Calipso believes that the transaction is consistent with Australia's foreign investment policy and anticipates that a statement of no objection to the proposal will be issued in due course.

(b) Minimum acceptance condition

The Offer is conditional on Calipso becoming entitled to compulsorily acquire all Herald Shares under Part 6A.1 of the Corporations Act.

Calipso would be entitled to do so if, during or at the end of the Offer Period:

(i) Calipso and its associates have relevant interests in at least 90% (by number) of Herald Shares; and

(ii) Calipso and its associates have acquired at least 75% (by number) of the Herald Shares that Calipso offered to acquire under the Offer.

8.4 Information for US holders

The Offer described in this Bidder's Statement is made for the securities of an Australian registered company. The Offer is subject to disclosure requirements in Australia that are different from those of the United States.

Financial information for Bumi included in this Bidder's Statement (and financial statements of Bumi in general) have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since each of Bumi and Calipso is located in a foreign country, and some or all of its respective officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

You should be aware that Calipso may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, to the extent permitted under Australian law. Calipso has no intention of engaging in such open market or privately negotiated purchases at any time that the market price for Herald Shares is above the Offer price. If the market price becomes lower than the Offer price, Calipso will determine at that time whether to make open market or privately negotiated purchases of Herald Shares. Any such purchases will be disclosed to ASX in substantial holder notices which Calipso is required to lodge pursuant to Part 6C.1 of the Corporations Act.

This Bidder's Statement will not be filed with or reviewed by the US Securities and Exchange Commission or any other state securities commission or US regulatory authority and none of the foregoing authorities have passed upon or endorsed the merits of the Offer or the accuracy, adequacy or completeness of this Bidder's Statement.

8.5 Information for ADR holders

Herald Shares are traded in the United States on the over the counter ("**OTC**") market under the trading symbol "HRECY" in the form of American Depositary Shares ("**ADSs**") evidenced by American Depositary Receipts ("**ADRs**"). ADRs are issued pursuant to the ADR Deposit Agreement with The Bank of New York Mellon acting as depositary. According to The Bank of New York Mellon's website for ADRs, the custodians for the ADSs are Australia and New Zealand Banking Group Ltd and National Australia Bank Ltd.

Each ADS represents an entitlement to receive five Herald Shares. Interests in the ADSs (and, therefore, the deposited Herald Shares) are transferable on the books of the Depositary.

If you own ADSs, you may accept this Offer only in respect of the underlying shares represented by your ADSs. Further, you may accept this Offer only in respect of all the underlying Herald Shares represented by your ADSs. Accordingly, ADS holders who choose to accept this Offer must, pursuant to the terms of the ADR Deposit Agreement, deliver the ADR certificates that represent their ADSs to The Bank of New York Mellon, withdraw the Herald Shares represented by such ADSs, pay the appropriate fee to The Bank of New York Mellon and then follow the procedure set out in section 4 of Appendix 1 to this Bidder's Statement.

ADS holders who surrender and withdraw ADRs for the purposes of accepting the Offer may incur certain fees and expenses as stipulated in the ADR Deposit Agreement. Accordingly, if you wish to accept this Offer, you should contact your stockbroker, financial adviser or The Bank of New York Mellon for more detailed information regarding the relevant fees and charges involved.

You should be aware that, according to the ADR Deposit Agreement, in certain instances, non-payment of such applicable fees may be cause for the Depositary to delay or refuse to execute certain transactions on behalf of the ADR holder. Such delay could affect your ability to accept this Offer before the close of the Offer Period.

For more complete information regarding withdrawing underlying Herald Shares, ADR holders should read and review (i) the entire ADR Deposit Agreement, as may be amended from time to time, and (ii) Herald ADSs, both of which may be obtained from The Bank of New York Mellon or from Herald.

8.6 Bumi representatives on Herald board

Each of Kenneth Farrell, Andrew Beckham and Evan Ball were appointed to the Herald board as nominees of Bumi on 5 August 2008. In addition, Evan Ball was appointed as acting chief executive officer of Herald on 17 September 2008.

None of Messrs Farrell, Beckham or Ball have participated in the Herald board's consideration of the Offer. Each of them have absented themselves from any meetings of the Herald board in which there were to be deliberations in relation to the Offer, due to the potential conflict which arises as a result of their nomination to the Herald Board by Bumi.

8.7 ASIC modifications

ASIC has published various "Class Orders" providing for modifications and exemptions that apply generally to all persons, including Calipso, in relation to the operation of Chapter 6 of the Corporations Act.

Among others, Calipso has relied on the modification to section 636(3) of the Corporations Act set out in paragraph 11 of the ASIC Class Order 01/1543 "Takeover Bids" to include, without obtaining specific consent, statements which are made in, or based on statements made in, any documents announced on the company announcements platform of the ASX by Herald. These documents include:

(a) Quarterly Activities Report (released 31 July 2009);

(b) Appendix 3B (released 23 June 2009);

(c) Chairman's Address to shareholders (released 29 May 2009);

(d) Annual Report to shareholders (released 30 April 2009);

(e) Quarterly Activities Report (released 30 April 2009);

(f) Appendix 3B (released 24 February 2009);

(g) Quarterly Activities Report (released 28 January 2009);

(h) Update - Dari Zinc/Lead Project (released 15 January 2009);

(i) Appendix 3B (released 6 January 2009); and

(j) Chairman's Address (released 28 November 2008).

If you would like to receive a copy of any of these documents or publications free of charge, please write to Calipso (c/- Mallesons Stephen Jaques, Level 56, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000), specifying your name, postal address and which documents are required.

8.8 Consents

This Bidder's Statement contains statements made by, or statements based on statements made by, Bumi. Bumi has consented to the inclusion of:

(a) each statement it has made; and

(b) each statement which is based on a statement it has made,

in this Bidder's Statement in the form and context in which those statements appear.

Each person who is named in this Bidder's Statement as acting in a professional capacity for Bumi and Calipso in relation to the Offer (including, without limitation, Credit Suisse (Australia) Limited and Mallesons Stephen Jaques):

(c) does not make, or purport to make, any statement in this Bidder's Statement or any statement on which a statement in this Bidder's

Statement is based, other than a statement included in this Bidder's Statement with the consent of that person; and

(d) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Bidder's Statement, other than any statement which has been included in this Bidder's Statement with the consent of that party.

8.9 On market purchases

Calipso reserves the right, for the purposes of ASX Market Rule 20.3.1 and subject to section 611 of the Corporations Act, to make further acquisitions of Herald Shares from time to time, on-market and at any price at or below the Offer price.

8.10 Other material information

Except as set out elsewhere in this Bidder's Statement, there is no other information that is:

(a) material to the making of a decision by a Herald Shareholder whether or not to accept an Offer; and

(b) known to Calipso,

and has not previously been disclosed to the Herald Shareholders.

9 Glossary

9.1 Definitions

The following defined terms are used throughout this Bidder's Statement unless the contrary intention appears or the context requires otherwise:

Acceptance Form means the form with the title "Acceptance Form - Issuer Sponsored Holding" or "Acceptance Form - CHESS Holding" that accompanies this Bidder's Statement, or as the context requires, both of those forms, or any replacement or substitute acceptance form provided by or on behalf of Calipso.

ADR means American Depositary Receipt.

ADR Deposit Agreement means the deposit agreement between Herald, The Bank of New York Mellon (as depositary) and all owners and holders from time to time of ADRs issued thereunder.

Announcement Date means 21 August 2009, being the date of announcement of the Offer.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532), the body which administers the CHESS system in Australia.

ASTC Participant means an ASTC participant under the ASTC Settlement Rules.

ASTC Settlement Rules means the settlement rules of ASTC.

ASX means ASX Limited or Australian Securities Exchange, as appropriate.

Bidder's Statement means this document, being the statement of Calipso under Part 6.5 Division 2 of the Corporations Act relating to the Offer.

Broker means a person who is a share broker and a participant in CHESS.

Bumi means PT Bumi Resources Tbk, a company listed on the Indonesia Stock Exchange.

Bumi Group means Bumi and each of its Subsidiaries.

business day means a day on which banks are open for general banking business in Sydney (not being a Saturday, Sunday or public holiday in that place).

Calipso means Calipso Investment Pte. Ltd., a company incorporated in Singapore.

Calipso's Takeover Transferee Holding means the holding of Herald Shares on the CHESS subregister of Calipso established for the purposes of the Offer.

CHESS means the Clearing House Electronic Subregister System, which provides for electronic share transfer in Australia.

CHESS Holding means a holding of Herald Shares on the CHESS subregister of Herald.

Controlling Participant means the Broker or ASTC Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the ASTC Settlement Rules.

Corporations Act means the *Corporations Act 2001* (Cwlth).

Encumbrance means any:

(a) security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, option, right of pre-emption, power, title retention, or flawed deposit arrangement; or

(b) right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off; or

(c) right that a person (other than the owner) has to remove something from land (known as a profit à prendre), easement, public right of way, restrictive or positive covenant, lease, or licence to use or occupy; or

(d) third party right or interest or any right arising as a consequence of the enforcement of a judgment,

or any agreement to create any of them or allow them to exist.

Herald means Herald Resources Limited ABN 15 008 672 071, a company incorporated in Australia.

Herald Optionholders means holders of Herald Options.

Herald Options means the options described in section 5.2 of this Bidder's Statement and any other options to subscribe for the issue of Herald Shares.

Herald Shareholders means holders of Herald Shares.

Herald Shares means fully paid ordinary shares in the capital of Herald.

HIN means a Holder Identification Number, which is the number that starts with an "X", allocated by your Controlling Participant, to identify a Herald Shareholder with a CHESS Holding.

Independent Directors means the following Herald Directors: Messrs Brian Hurley, James Dracoupolos and Andrew Wilson.

Issuer Sponsored Holding means a holding of Herald Shares on Herald's issuer sponsored subregister.

Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while the relevant entity is admitted to the official list of ASX, each as amended and replaced from time to time, except to the extent of any express written waiver by ASX.

Offer means the offer by Calipso on the Offer Terms to acquire Herald Shares (and for the avoidance of doubt includes each such offer made to an individual Herald Shareholder pursuant to that offer).

Offer Period means the period commencing on [•] 2009 and ending on [•] 2009, or such later date to which the Offer has been extended.

Offer Terms means the terms and conditions of the Offer set out in Appendices 1 and 2 to this Bidder's Statement.

Rights means all accretions, rights or benefits of whatever kind attaching to or arising from Herald Shares directly or indirectly after the date of this Bidder's Statement, including but not limited to all dividends or other distributions and all rights to receive any dividends or other distributions, or to receive or subscribe for shares, stock units, notes, bonds, options or other securities, declared, paid or made by Herald or any of its subsidiaries.

SRN means a Security holder Reference Number, which is the number which starts with an "I", allocated by Herald to identify a Herald Shareholder with an Issuer Sponsored Holding.

9.2 General Interpretation

The following rules of interpretation apply unless the contrary intention appears or the context requires otherwise:

(a) A reference to time is a reference to Sydney time.

(b) Headings are for convenience only and do not affect interpretation.

(c) The singular includes the plural and conversely.

(d) A reference to a section is to a section of this Bidder's Statement.

(e) A gender includes all genders.

(f) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(g) $, or cents is a reference to the lawful currency in Australia, unless otherwise stated.

(h) A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(i) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns.

(j) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(k) A reference to any instrument or document includes any variation or replacement of it.

(l) A term not specifically defined in this Bidder's Statement has the meaning given to it (if any) in the Corporations Act or the ASTC Settlement Rules, as the case may be.

(m) A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and individually.

(n) A reference to you is to a person to whom the Offer is made under Appendix 1 to this Bidder's Statement.

10 Approval of Bidder's Statement

The copy of this Bidder's Statement that is to be lodged with ASIC has been approved by a resolution passed by the directors of Calipso on 25 August 2009.

Signed by Edy Junianto Soebari of Calipso in accordance with section 351 of the Corporations Act.

Edy Junianto Soebari
Director Date: 25 August 2009

Appendix 1 - Formal terms of the offer

1 Offer

Calipso offers to acquire all of your Herald Shares, together with all Rights attaching to them, on the following terms and conditions. This Offer relates to Herald Shares that exist or will exist at [•] 2009 and extends to any Herald Shares that are issued between that date and the end of the Offer Period as a result of the exercise of Herald Options.

You may only accept this Offer for all of your Herald Shares.

By accepting this Offer, you undertake to transfer to Calipso not only the Herald Shares to which this Offer relates but also all Rights attached to those Herald Shares (see clauses 5.4 and 5.5).

2 Consideration

The consideration offered for each Herald Share is $0.70 cash.

However, in accordance with clauses 5.4 and 5.5, the amount of consideration you receive directly from Calipso may be reduced by the amount or value of any Rights attaching to Herald Shares, which you (or any previous holder of your Herald Shares) receive, including any dividend declared by Herald.

3 Offer Period

This Offer will, unless withdrawn, remain open for acceptance during the period commencing on the date of this Offer, being **[•]**, and ending at 7.00pm (Sydney time) on:

(a) **[•]**; or

(b) any date to which the period of this Offer is extended in accordance with the Corporations Act,

whichever is the later.

4 How to accept this Offer

4.1 Acceptance Forms

Acceptances must be received in the manner specified below prior to the close of the Offer Period at 7.00pm (Sydney time) on [•] 2009, unless extended (and in the case of any acceptance in respect of a CHESS Holding, lodged at or sent to the addresses listed below before 7.00pm (Sydney time) on the second last day of the Offer Period in accordance with clause 4.3(a)(iii)).

4.2 All of your holding

This Offer is for all of your Herald Shares.

4.3 Acceptance procedure for Herald Shareholders

How you accept this Offer depends on whether your Herald Shares are held in a CHESS Holding or an Issuer Sponsored Holding (the Acceptance Form outlines which type of holding you have):

(a) **If you hold your Herald Shares in a CHESS Holding** (your HIN starts with an "X") you must comply with the ASTC Settlement Rules.

If you hold your Herald Shares in a CHESS Holding, to accept this Offer you must either:

(i) instruct your Controlling Participant (usually your Broker) to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules in sufficient time for this Offer to be accepted before the end of the Offer Period; or

(ii) complete and sign the Acceptance Form and send the completed Acceptance Form (together with all other documents required by the instructions on the form) directly to your Controlling Participant (usually your Broker) in sufficient time for this Offer to be accepted before the end of the Offer Period with instructions to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(iii) complete and sign the Acceptance Form and lodge it by returning it to an address as indicated under clause 4.3(e) so that your acceptance is received before 7.00pm (Sydney time) on the second last day of the Offer Period. This will authorise Calipso to instruct your Controlling Participant (usually your Broker) to initiate acceptance of this Offer on your behalf.

(b) **If you are a Broker or an ASTC Participant**, to accept this Offer you must initiate acceptance in accordance with the requirements of the ASTC Settlement Rules before the end of the Offer Period.

(c) **If you hold your Herald Shares in an Issuer Sponsored Holding** (your SRN starts with an "I")

If your Herald Shares are in an Issuer Sponsored Holding, to accept this Offer you must **complete and sign** the Acceptance Form in accordance with the instructions on it and lodge it by returning it (together with all other documents required by the instructions on the Acceptance Form) to an address as indicated under clause 4.3(e) so that your acceptance is received before the end of the Offer Period.

(d) **If some of your Herald Shares are held in a number of forms**

If some of your Herald Shares are in different holdings, your acceptance of this Offer will require action under clauses 4.3(a) and 4.3(c) in relation to the separate portions of your Herald Shares.

(e) **Postal and delivery addresses**

The postal and delivery addresses for completed Acceptance Forms and any associated documents are as follows:

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne VIC 3001

A reply paid envelope is enclosed for your convenience. If you are posting your Acceptance Form from outside Australia please affix appropriate airmail postage to ensure its prompt delivery to Australia.

The transmission of the Acceptance Form and other documents is at your own risk.

(f) **Acceptance Form**

The Acceptance Form which accompanies this Offer forms part of it. Subject to clause 4.7, the requirements on the Acceptance Form must be observed in accepting this Offer in respect of your Herald Shares.

4.4 Acceptance procedure for holders of Herald Options

If you:

(a) hold Herald Options on the date of this Offer; and

(b) are entitled to and wish to exercise the Herald Options during the Offer Period and accept this Offer in respect of the Herald Shares issued upon exercise,

you may return the completed Acceptance Form and a signed notice of exercise of your Herald Options to the delivery or mailing addresses set out in clause 4.3(e). If you do so, and you do not pay Calipso the exercise price in respect of those Herald Options, Calipso will pay you the consideration that would otherwise have been payable to you in respect of the Herald Shares issued upon exercise less the exercise price in respect of those Herald Options.

4.5 Power of attorney, deceased estate

When accepting this Offer, you should also forward for inspection:

(a) if the Acceptance Form is executed by an attorney, a certified copy of the power of attorney (along with the associated appointment of nominee); and

(b) if the Acceptance Form is executed by the executor of a will or the administrator of the estate of a deceased Herald Shareholder, a certified copy of the relevant grant of probate or letters of administration.

4.6 Validity of acceptances

Calipso will determine, in its sole discretion and without notice to you, all questions relating to the validity of acceptances of this Offer, including but not limited to requirements in relation to the form of documents, eligibility to accept this Offer, the time of receipt of an acceptance of this Offer, and compliance with

the Offer Terms (including compliance with the representations and warranties given at clause 7.3(f)).

4.7 When acceptance is complete

Acceptance of this Offer will not be complete until the completed Acceptance Form has been received at one of the addresses set out in clause 4.3(e) and the requirements of clause 4 have otherwise been met, provided that:

(a) Calipso may in its sole discretion and without notice to you waive any or all of those requirements at any time (including but not limited to requirements in relation to the manner or method of acceptance, or the deadline for receipt of acceptances specified under clause 4.3(a)(iii));

(b) where such requirements have been complied with in respect of some but not all of your Herald Shares, Calipso may, in its sole discretion, deem your acceptance of this Offer complete in respect of those Herald Shares for which the requirements have been complied with but not in respect of the remainder (unless Calipso waives those requirements in accordance with clause 4.7(a)); and

(c) acceptance will not be complete unless and until Calipso has determined your acceptance to be valid in accordance with clause 4.6.

Where Calipso elects to waive any requirement of clause 4, your acceptance of this Offer will be complete regardless of any failure by you to comply with the waived requirement.

5 Payment for your Herald Shares

5.1 How payment for your Herald Shares will be made

The cash consideration payable by Calipso to you in respect of your Herald Shares will be paid to you by cheque. Cheques will be sent to the address on the copy register Calipso maintains from information received from time to time from Herald, by pre-paid ordinary mail or, if you have an overseas address, by pre-paid airmail.

5.2 When consideration is paid

Subject to clause 5.3, if the contract resulting from your acceptance of this Offer becomes unconditional, Calipso will provide the consideration to which you are entitled on acceptance of this Offer on or before the earlier of:

(a) one month after the date this Offer is validly accepted by you or, if this Offer is subject to a defeating condition when accepted, within one month after this Offer or the contract resulting from your acceptance of this Offer becomes unconditional; and

(b) 21 days after the end of the Offer Period.

5.3 Where additional documents are required

Where the Acceptance Form or any subsequent request from Calipso requires additional documents to be given with your acceptance (such as a certified copy of any of a power of attorney (along with the associated appointment of

nominee), grant of probate or letters of administration, or any other document requested by Calipso to give better effect to your acceptance):

(a) if the documents are given with your acceptance, Calipso will provide the consideration in accordance with clause 5.2;

(b) if the documents are given after acceptance and before the end of the Offer Period and this Offer is subject to a defeating condition at the time that Calipso is given the documents, Calipso will provide the consideration by the end of whichever of the following periods ends earlier:

(i) one month after the contract resulting from your acceptance of this Offer becomes unconditional; and

(ii) 21 days after the end of the Offer Period;

(c) if the documents are given after acceptance and before the end of the Offer Period and this Offer is unconditional at the time that Calipso is given the documents, Calipso will provide the consideration by the end of whichever of the following periods ends earlier:

(i) one month after Calipso is given the documents; and

(ii) 21 days after the end of the Offer Period; or

(d) if the documents are given after the end of the Offer Period, Calipso will provide the consideration within 21 days after the documents are given.

If you do not provide Calipso with the required additional documents within one month after the end of the Offer Period, Calipso may, in its sole discretion, rescind the contract resulting from your acceptance of this Offer.

5.4 Where Calipso is entitled to any Rights

If Calipso becomes entitled to any Rights as a result of your acceptance of this Offer, it may require you to give Calipso all documents necessary to vest those Rights in Calipso or otherwise to give Calipso the benefit or value of those Rights. If you do not give those documents to Calipso, or if you have received the benefit of those Rights, then Calipso may deduct from the consideration otherwise due to you the amount (or value, as reasonably assessed by Calipso) of those Rights in accordance with clause 5.5.

5.5 Rights generally

If:

(a) you have (or any previous holder of your Herald Shares has) received the benefit of any Rights (whether in respect of non-cash benefits or otherwise);

(b) you are (or any previous holder of your Herald Shares is) entitled to receive the benefit of any Rights under the terms that provide for or otherwise apply to those Rights (for example, if the Right is to receive a dividend, if you are (or any previous holder of your Herald Shares is) the registered holder of the share at the specified time for determining those entitled to the dividend); or

(c) your Herald Shares were issued (or otherwise came into existence) on or after the record date in respect of any Rights to Herald Shareholders,

then:

(d) in the case of Rights to non-cash benefits, Calipso may deduct the value (as reasonably assessed by Calipso) of such Rights from any consideration otherwise payable to you; or

(e) in the case of Rights to cash benefits, Calipso may deduct the amount of such Rights from any consideration otherwise payable to you.

If Calipso does not, or cannot, make such a deduction, you must pay such value or amount to Calipso.

5.6 Clearances for offshore residents

If, at the time of acceptance of this Offer, any consent, authority or clearance is required for you to receive any consideration under this Offer including, but not limited to consent, authority or clearance of:

(a) the Minister for Foreign Affairs (whether under the *Charter of the United Nations Act 1945* (Cwlth), the *Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002* (Cwlth) or any other regulations made thereunder, or otherwise);

(b) the Reserve Bank of Australia (whether under the *Banking (Foreign Exchange) Regulations 1959* (Cwlth) or otherwise); or

(c) the Australian Taxation Office,

then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive (and you will not be entitled to receive) any consideration under this Offer unless and until all such consents, authorities or clearances have been obtained.

6 Conditions of this Offer

6.1 Conditions

This Offer and the contract that results from acceptance of this Offer are subject to fulfilment of the conditions set out in Appendix 2.

6.2 Nature of conditions

Each of the conditions set out in each paragraph and subparagraph of Appendix 2:

(a) constitutes and will be construed as a separate, several and distinct condition;

(b) is a condition subsequent with the exception of the condition specified in paragraph (b) of Appendix 2, which is a condition precedent - any contract resulting from acceptance of this Offer will not become binding unless and until the condition in paragraph (b) of Appendix 2 is fulfilled; and

(c) until the expiration of the Offer Period will be for the benefit of Calipso alone and may be relied upon only by Calipso.

6.3 Foreign Acquisitions and Takeovers Act

The condition specified in paragraph (b) of Appendix 2 is a condition precedent. Any contract resulting from acceptance of this Offer will not become binding unless and until the condition in paragraph (b) of Appendix 2 is fulfilled. Calipso intends not to waive this condition.

6.4 Effect of breach or non-fulfilment

The breach or non-fulfilment of any of the conditions subsequent set out in Appendix 2 does not, until the end of the Offer Period, prevent a contract arising to acquire your Herald Shares resulting from your acceptance of this Offer but, if at the end of the Offer Period, in respect of any condition in Appendix 2:

(a) Calipso has not declared this Offer (and it has not become) free from that condition; and

(b) that condition has not been fulfilled,

all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts are void. In such a case, Calipso will notify ASTC of the lapse of the Offer in accordance with Rule 14.19 of the ASTC Settlement Rules.

6.5 Best endeavours in relation to conditions

Calipso will:

(a) use its best endeavours to procure that each of the conditions in Appendix 2 is satisfied; and

(b) not do or omit to do anything for the purpose of causing a breach of any such condition.

6.6 Calipso may decide Offer is free from all or any of the conditions

Apart from the condition specified in paragraph (b) of Appendix 2 to this Bidder's Statement (which Calipso will not waive unless the necessary approval has already been obtained), Calipso may at any time at its sole discretion, but in compliance with the Corporations Act, declare the Offer free from all or any of the conditions set out in each paragraph and subparagraph of Appendix 2 by notice in writing to Herald not later than seven days before the end of the Offer Period.

6.7 Date for giving notice on status of conditions

The date for giving a notice on the status of the conditions as required by section 630(1) of the Corporations Act is [•], subject to variation in accordance with section 630(2) of the Corporations Act in the event that the Offer Period is extended.

7 Effect of Acceptance

7.1 Revocation of acceptance

Once you have accepted this Offer, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you. In addition, you will be unable to withdraw your acceptance of this Offer or otherwise dispose of your Herald Shares, except as follows:

(a) if, by the time specified in clause 7.2, the conditions in Appendix 2 have not all been fulfilled or waived, then this Offer will automatically terminate and your Herald Shares will be returned to you; or

(b) if the Offer Period is varied in a way that postpones for more than one month the time when Calipso has to meet its obligations under the Offer and, at that time, this Offer is subject to one or more of the conditions in Appendix 2, then you may be able to withdraw your acceptance in accordance with section 650E of the Corporations Act.

7.2 Relevant time

The relevant time for the purposes of clause 7.1(a) is the end of the Offer Period.

7.3 Your agreement

By signing and returning the Acceptance Form, or otherwise accepting this Offer you will be deemed to have:

(a) irrevocably authorised Calipso to alter the Acceptance Form on your behalf by:

- (i) inserting correct details of your Herald Shares (including details of a parcel of Herald Shares required by clause 10.4(b));
- (ii) filling in any blanks remaining on the Acceptance Form; and
- (iii) rectifying any errors in, and omissions from, the Acceptance Form,

as may be necessary to make the Acceptance Form a valid acceptance of this Offer and to enable registration of the transfer of your Herald Shares to Calipso, and agreed to provide any document requested by Calipso to make the Acceptance Form a valid acceptance of this Offer or to otherwise give better effect to your acceptance;

(b) if any of your Herald Shares are in a CHESS Holding, irrevocably authorised Calipso to:

- (i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of all such Herald Shares in accordance with the ASTC Settlement Rules; and
- (ii) give any other instructions in relation to those Herald Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant;

(c) agreed to indemnify Calipso in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your HIN or SRN or in consequence of the transfer of your Herald Shares to Calipso being registered by Herald without production of your HIN or SRN;

(d) irrevocably accepted this Offer in respect of all your Herald Shares despite any difference between that number and the number of Herald Shares shown on the Acceptance Form;

(e) agreed to the terms and conditions of this Offer and, subject to the conditions contained in Appendix 2 being fulfilled or waived, agreed to transfer (or consented to the transfer in accordance with the ASTC Settlement Rules) to Calipso of your Herald Shares;

(f) represented and warranted to Calipso, as a fundamental condition of the contract resulting from your acceptance of this Offer, that at the time of acceptance and at the time of transfer of your Herald Shares to Calipso:

  (i) you have paid to Herald all amounts which are due for payment in respect of your Herald Shares;

  (ii) all of your Herald Shares are fully paid and free from all Encumbrances and restrictions on transfer of any nature; and

  (iii) you have full power and capacity to sell and transfer those Herald Shares;

(g) on this Offer or any takeover contract becoming unconditional:

  (i) irrevocably appointed Calipso and each of its directors from time to time individually as your agent and attorney on your behalf to:

    (A) attend and vote in respect of your Herald Shares at all general meetings of Herald;

    (B) at Calipso's discretion, pay Calipso, or any other party, all or part of any amounts contemplated by clause 5.1 of these terms;

    (C) receive from Herald or any other party, and retain, any share certificates which were held by Herald, or any other party, whether pursuant to the terms of any employee incentive scheme (including, without limitation, any employee share scheme) or otherwise; and

    (D) sign all documents (including an instrument appointing one of Calipso's directors as a proxy in respect of any or all of your Herald Shares and any application to Herald for a replacement certificate in respect of any share certificate which has been lost or destroyed) and resolutions relating to your Herald Shares, and generally to exercise all powers and rights which you may have as a Herald Shareholder and perform such actions as may be appropriate in order to vest good title

in your Herald Shares in Calipso, and to have agreed that, in exercising such powers, any such director is entitled to act in Calipso's interests as the beneficial owner and intended registered holder of your Herald Shares;

(ii) agreed not to vote in person at any general meeting of Herald or to exercise (or purport to exercise) in person, by proxy or otherwise, any of the powers conferred on the directors of Calipso by clause 7.3(g)(i);

(iii) irrevocably authorised and directed Calipso to direct Herald to pay to Calipso, or to account to Calipso for, all Rights in respect of your Herald Shares, subject to Calipso accounting to you for any such Rights received by Calipso if this Offer is withdrawn or any contract resulting from your acceptance to this Offer is rescinded or rendered void;

(iv) irrevocably authorised Calipso to notify Herald on your behalf that your place of address for the purposes of serving notices upon you in respect of your Herald Shares is the address specified by Calipso in the notification; and

(v) where, at that time, you have a right to be registered as a holder of the Herald Shares the subject of your acceptance as the result of an on-market purchase (but are not a Herald Shareholder):

(A) agreed to use best endeavours to procure the delivery of the Herald Shares the subject of your acceptance to Calipso in accordance with your acceptance (including giving Calipso all documents necessary to vest those Herald Shares in Calipso or otherwise to give Calipso the benefit or value of those Herald Shares);

(B) agreed not to do or omit to do anything which may frustrate your acceptance of this Offer, or otherwise obstruct registration of the transfer of the Herald Shares the subject of your acceptance to Calipso;

(C) irrevocably assigned to Calipso all contractual rights and recourse against the vendor in respect of your on-market purchase which contractual rights and recourse may arise by reason of that person's failure to complete that trade;

(D) agreed to assign to Calipso (without any further action being required) all rights in respect of your on-market purchase immediately on any failure by you to complete that trade, including irrevocably assigning to Calipso the right to (at Calipso's ultimate discretion) complete that trade on your behalf, and agreed that Calipso may deduct from the consideration otherwise payable to you (pursuant to a valid acceptance of this Offer and the delivery of the Herald Shares the subject of that acceptance) any amount paid by Calipso in order to settle that on-market purchase on your behalf. If

Calipso does not, or cannot, make such a deduction, you must pay such amount to Calipso; and

(E) agreed that if you are unable to assign to Calipso any of the rights and recourse specified under clause 7.3(g)(v)(C) and (D), you will assign such rights and recourse as soon as you are legally able to; and

(h) if at the time of acceptance of this Offer your Herald Shares are in a CHESS Holding, authorised, with effect from the date that this Offer or any contract resulting from acceptance of this Offer is declared free from all its conditions or those conditions are satisfied, Calipso to cause a message to be transmitted to ASTC in accordance with Rule 14.17.1 of the ASTC Settlement Rules so as to transfer all of your Herald Shares to Calipso's Takeover Transferee Holding. Calipso will be so authorised even though at the time of such transfer it has not provided the consideration due to you under this Offer.

By accepting this Offer you will be deemed to have agreed to the matters set out in clauses 7.3(a) to (h), notwithstanding where this Offer has been caused to be accepted in accordance with the ASTC Settlement Rules.

Except in relation to Herald Shares in a CHESS Holding, Calipso may at any time deem the receipt of a signed Acceptance Form to be a valid acceptance of this Offer even though you omit to include your share certificate(s) (if any) or there is not compliance with any one or more of the other requirements for acceptance but, if Calipso does so, Calipso is not obliged to make the consideration available to you until all of the requirements for acceptance have been met.

8 Withdrawal

Calipso may withdraw unaccepted Offers at any time with the written consent of ASIC and subject to the conditions (if any) specified in such consent.

9 Variation

Calipso may vary this Offer in accordance with the Corporations Act.

10 Acceptances by transferees and nominees

10.1 Who may accept this Offer

During the Offer Period:

(a) any person who is able to give good title to a parcel of your Herald Shares may accept this Offer (if they have not already accepted an offer in the form of this Offer) as if an offer on terms identical with this Offer has been made to them; and

(b) any person who holds one or more parcels of Herald Shares as trustee, nominee, or otherwise on account of another person, may accept as if a separate and distinct offer had been made in relation to:

(i) each of those parcels; and

(ii) any parcel they hold in their own right.

10.2 Holding shares

(a) A person is taken to hold Herald Shares if the person is, or has a right to be registered as, the holder of those Herald Shares.

(b) A person who has a right to be registered as a holder of Herald Shares may accept this Offer by completing and signing the Acceptance Form in accordance with the instructions on it and lodging it by returning it (together with all other documents required by the instructions on the Acceptance Form) to an address indicated under clause 4.3(e) so that the acceptance is received before the end of the Offer Period.

10.3 Holding shares on trust or as a nominee

A person is taken to hold Herald Shares on trust for, as nominee for, or on account of, another person if they:

(a) are entitled to be registered as the holder of particular Herald Shares; and

(b) hold their interest in the Herald Shares on trust for, as nominee for, or on account of, that other person.

10.4 Effective acceptance

An acceptance of an offer under clause 10.1(b) is ineffective unless:

(a) the person who holds on account of another person, gives Calipso a notice stating that the Herald Shares consist of a separate parcel; and

(b) the acceptance specifies the number of Herald Shares in that parcel.

References in this Offer to your Herald Shares will be treated to relate to that separate parcel.

10.5 Notice of acceptance

A notice under clause 10.4(a) of these terms must be made:

(a) if it relates to Herald Shares entered on an ASTC subregister - in an electronic form approved by the ASTC Settlement Rules; or

(b) otherwise - in writing.

A person may, at the one time, accept for two or more parcels under this clause as if there had been a single offer for a separate parcel consisting of those parcels.

11 Other matters

11.1 Notices and other communications

Subject to the Corporations Act, a notice or other communication given by Calipso to you in connection with this Offer shall be deemed to be duly given if it is in writing and:

(a) is delivered at your address as recorded on the register of members of Herald or the address shown in the Acceptance Form; or

(b) is sent by pre-paid ordinary mail, or in the case of an address outside Australia by pre-paid airmail, to you at either of those addresses.

11.2 Return of documents

If:

(a) this Offer is withdrawn after your Acceptance Form has been sent to Calipso, but before it has been received; or

(b) for any other reason Calipso does not acquire the Herald Shares to which your Acceptance Form relates,

you may request Calipso by notice in writing to despatch (at your risk) your Acceptance Form together with all other documents forwarded by you, to such address as you nominate. Where such address is inside Australia, the documents will be despatched by pre-paid ordinary mail. Where such address is outside Australia, the documents will be despatched by pre-paid airmail.

11.3 Costs and expenses

All costs and expenses of the preparation, despatch and circulation of this Bidder's Statement and this Offer and all stamp duty payable in respect of a transfer of Herald Shares in respect of which Offers are accepted, will be paid by Calipso.

11.4 Foreign laws

This Offer is not registered in any jurisdiction outside Australia (unless an applicable foreign law treats it as registered as a result of this Bidder's Statement being lodged with ASIC). It is your sole responsibility to satisfy yourself that you are permitted by any foreign law applicable to you to accept this Offer.

11.5 Governing law

This Offer and any contract resulting from acceptance of it is governed by the law in force in New South Wales, Australia.

Appendix 2 - Conditions of the Offer

The Offer and any contract resulting from acceptance of the Offer is subject to fulfilment of the following conditions:

(a) (**minimum ownership**) during, or at the end of, the Offer Period:

(i) the number of Herald Shares in which Calipso and its associates together have relevant interests is at least 90% of all the Herald Shares (even if that number later becomes less than 90% as a result of the issue of further Herald Shares); and

(ii) the number of Herald Shares that Calipso and its associates together have acquired is at least 75% of the Herald Shares that Calipso offered to acquire under the Offer (whether the acquisition happened under the Offer or otherwise).

(b) (**Foreign Acquisitions and Takeovers Act**) prior to the end of the Offer Period, the Treasurer of the Commonwealth of Australia consents under the *Foreign Acquisitions and Takeovers Act 1975* (Cwlth) ("**FATA**") to the proposed acquisition by Calipso of all Herald Shares and all Herald Options not already owned by Calipso and its associates and the Treasurer is taken to have so consented:

(i) if Calipso receives written advice from or on behalf of the Treasurer to the effect that the acquisition of all Herald Shares and all Herald Options not already owned by Calipso and its associates is not inconsistent with the Australian Government's foreign investment policy or is not objected to under FATA; or

(ii) if notice of the proposed acquisition of all Herald Shares and all Herald Options not already owned by Calipso and its associates is given to the Treasurer and the Treasurer has ceased to be empowered to make any order under Part II of FATA in relation to the proposed acquisition because of lapse of time.

MALLESONS STEPHEN JAQUES

Mr Lynton McCreery
Company Secretary
Herald Resources Ltd
Level 3
50 Colin Street
WEST PERTH WA 6005

By Facsimile: 08 9481 1669

Company Announcements Office
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000

By Facsimile: 1300 135 638

26 August 2009

Lee Horan
Partner
Direct line
+61 2 9296 2283

Dear Sirs

Calipso Investment Pte. Ltd. - Takeover bid for Herald Resources Ltd (ABN 15 008 672 071) (**"Herald"**) - Change of Interests of Substantial Shareholder Notice

We act for Calipso Investment Pte. Ltd. (**"Calipso"**), a wholly-owned subsidiary of PT Bumi Resources Tbk, in relation to its off-market takeover offer for all of the shares in Herald that Calipso and its associates do not already own.

In accordance with section 671B(1)(c) of the Corporations Act 2001 (Cwlth), we enclose a Form 604 ("Change of interests of substantial shareholder") issued by Calipso in relation to shares in Herald.

The Form 604 will be sent by post to Herald today.

Yours faithfully

Mallesons Stephen Jaques

Level 61 Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia
DX 113 Sydney ABN 22 041 424 954 syd@mallesons.com www.mallesons.com
T +61 2 9296 2000
F +61 2 9296 3999

10046628_1 / OFFICE-OFFICE

Form 604

Corporations Act 2001 (the "Corporations Act")
Section 671B

Notice of change of interests of substantial holder*

To Company Name/Scheme: Herald Resources Ltd ("Company")

ACN/ARSN: 008 672 071

1. Details of substantial holder (1)

Name: Calipso Investment Pte. Ltd. and each of its associates (refer to Annexure A)

ACN/ARSN (if applicable): Company No: 200719013N

There was a change in the interests of the substantial holder on: 25 / 08 / 2009

The previous notice was given to the company on: 31 / 07 / 2008

The previous notice was dated: 31 / 07 / 2008

* Note: This notice is given under s671B(1)(c) of the Corporations Act as a result of Calipso Investment Pte. Ltd. making an off-market takeover bid for all of the shares of the Company not already owned by Calipso or its associates.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	169,988,966	84.20%	169,988,966	84.20%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Calipso Investment Pte. Ltd. and each of its associates (refer to Annexure A)	Calipso Investment Pte. Ltd.	Calipso Investment Pte. Ltd.	Relevant interest arises under s 608(1)(c) of the Corporations Act as a result of acceptances of the takeover offer set out in the Bidder's Statement dated 13 December 2007	127,718,786 ordinary shares	127,718,786
Calipso Investment Pte. Ltd. and each of its associates (refer to Annexure A)	Calipso Investment Pte. Ltd	Calipso Investment Pte. Ltd.	Relevant interest arises under s 608(1)(a) of the Corporations Act pursuant to acquisition of shares on-market in the ordinary course of trading.	42,270,180 ordinary shares	42,270,180

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Bumi Capital Pte. Ltd.	Association arises under s12(2)(a) of the Corporations Act
PT Bumi Resources Investment	Association arises under s12(2)(a) of the Corporations Act
PT Kaltim Prima CBM	Association arises under s12(2)(a) of the Corporations Act
PT Arutmin CBM	Association arises under s12(2)(a) of the Corporations Act
Westside Corporation Ltd.	Association arises under s12(2)(a) of the Corporations Act
PT Coalindo Energy	Association arises under s12(2)(a) of the Corporations Act
Avocet Mining PLC	Association arises under s12(2)(a) of the Corporations Act
Candice Investment Pte. Ltd.	Association arises under s12(2)(a) of the Corporations Act
Herald Resources Ltd.	Association arises under s12(2)(a) of the Corporations Act
PT Fajar Bumi Sakti	Association arises under s12(2)(a) of the Corporations Act
Konblo Bumi, Inc.	Association arises under s12(2)(a) of the Corporations Act
PT Dairi Prima Mineral	Association arises under s12(2)(a) of the Corporations Act
Zurich Assets International Ltd.	Association arises under s12(2)(a) of the Corporations Act
PT Seamgas Indonesia	Association arises under s12(2)(a) of the Corporations Act
Tansar Gas Pte. Ltd.	Association arises under s12(2)(a) of the Corporations Act
KPC CBM Pte. Ltd.	Association arises under s12(2)(a) of the Corporations Act
Arutmin CBM Pte. Ltd.	Association arises under s12(2)(a) of the Corporations Act
Kalenergy Pte. Ltd.	Association arises under s12(2)(a) of the Corporations Act
Westprima Resources Pte. Ltd.	Association arises under s12(2)(a) of the Corporations Act
PT Darma Henwa Tbk	Association arises under s12(2)(a) of the Corporations Act
PT Coalindo Energy	Association arises under s12(2)(a) of the Corporations Act

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Calipso Investment Pte. Ltd. and each of its associates (refer to Annexure A)	c/- 80 Raffles Place #16-20 UOB Plaza 2 Singapore 048624

Signature

print name Lee Horan capacity UNDER POWER OF ATTORNEY

sign here [signature] date 26 / 08 / 2009

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE A

This annexure A of 1 page referred to in Form 604 ("Notice of change of interest of substantial holder") signed by me, Lee Horan, as attorney for Calipso Investment Pte Ltd and dated 26 August 2008.

....

Lee Horan

PT Bumi Resources Tbk
Forerunner International Pte. Ltd.
Sangatta Holding Limited
Kalimantan Coal Limited
Enercoal Resources Pte. Ltd.
International Minerals Company, LLC
Burnt Resources Japan Co. Ltd.
Knightley Business Resources Pte. Ltd
Bumi Capital Pte. Ltd.
Gallo Oil (Jersey) Ltd.
PT Sitrade Coal
PT Citra Palu Minerals
PT Mitratama Perkasa
PT Bumi Resources Investment
PT Kaltim Prima CBM
PT Arutmin CBM
PT Arutmin Indonesia
PT IndoCoal Kalsel Resources
PT IndoCoal Kaltim Resources
Enercorp Ltd.
Westside Corporation Ltd.
PT Kaltim Prima Coal
PT Coalindo Energy
Avocet Mining PLC
Candice Investment Pte. Ltd.
Bumi Mauritania SA
Herald Resources Ltd.
PT Gorontalo Minerals
Leap-Forward Finance Ltd
PT Fajar Bumi Sakri
Konblo Bumi, Inc.
IndoCoal Resources (Cayman) Limited
Bumi Holdings SAS
PT Dairi Prima Mineral
Zurich Assets International Ltd.
PT Seamgas Indonesia
Tansar Gas Pte. Ltd.
KPC CBM Pte. Ltd.
Arutmin CBM Pte. Ltd.
Kalenergy Pte. Ltd.
Westprima Resources Pte. Ltd.
PT Darma Henwa Tbk
PT Coalindo Energy

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

28 August 2009

ASX/Media Release

HERALD RESOURCES INDEPENDENT DIRECTORS REJECT UNDERVALUED BID

The Independent Directors of Herald Resources Limited **(Herald)** today recommended that shareholders reject the takeover bid announced by PT Bumi Resources Tbk **(PT Bumi)** on 21 August 2009.

Commenting on the release of PT Bumi's Bidder's Statement, Herald Independent Director Andrew Wilson said: "PT Bumi's bid at 70 cents per share undervalues Herald.

Mr Wilson pointed out that the bid price is only a quarter of the $2.85 that PT Bumi paid just 12 months ago for control of the company.

"PT Bumi's offer is also opportunistic because Herald's main asset is the Dairi zinc and lead project in Indonesia. World zinc and lead prices are already back to their price levels when PT Bumi took control."

The Independent Directors have appointed Beerworth & Partners as financial adviser and are in the process of engaging an Independent Expert to evaluate the offer.

For further information:
Fowlstone Communications
Geoff Fowlstone
M: 0413 746 949
W: 02 9955 9899
E: geoff@fowlstone.com.au

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 **F** +61 8 9481 1669 **E** hrl@herald.net.au **W** www.herald.net.au

31 August 2009

Company Announcements Office
The Australian Securities Exchange
Level 10
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: INTERIM FINANCIAL REPORT

Please find enclosed half year report to 30 June 2009.

For announcement to the market:				($'000)
Revenues from ordinary activities	down	98%	to	$ 26
Profit (loss) from ordinary activities after tax attributable to members	down	30%	to	($7,556)
Net profit (loss) for the period attributable to members	down	30%	to	($7,556)

Yours faithfully

Evan Ball.

EVAN BALL
Chief Executive Officer

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

INTERIM FINANCIAL REPORT
FOR THE HALF YEAR ENDED
30 JUNE 2009

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 31 December 2008 and any public announcements made by Herald Resources Limited since that date in accordance with the continuous disclosure requirements of the Corporations Act 2001.

HERALD RESOURCES LIMITED

INTERIM FINANCIAL REPORT

30 JUNE 2009

HERALD RESOURCES LIMITED

INTERIM FINANCIAL REPORT

30 JUNE 2009

DIRECTORS' REPORT

Your Directors submit their report on the consolidated entity consisting of Herald Resources Limited and the entities it controlled at the end of, or during, the half-year ended 30 June 2009.

DIRECTORS

The names of the directors who held office during or since the end of the half-year are:

Ken P Farrell (Chairman, Director)
Andrew Beckham (Director)
Brian J Hurley (Non-Executive Director)
Evan W Ball (Chief Executive Officer, Director)
Andrew Wilson (Non-Executive Director)
James Dracopoulos (Non-Executive Director)

REVIEW AND RESULTS OF OPERATIONS

A summary of consolidated revenues and results for the half-year by geographic segments is set out below:

	30 June 2009 Revenues $'000	30 June 2009 Results $'000
Australia	26	(7,556)
Indonesia	0	0
Consolidated entity revenues and profit	26	(7,556)

Comments on the operations and the results of those operations are set out below:

The consolidated entity recorded a loss for the half year of $7.6m compared to a loss of $10.9 m for the previous half year. Total revenues were down to $26k from $1.1m previously, due to lower interest income.

Administration and employee benefit expense were considerably reduced at $0.8m and $11.4m respectively. Exchange losses were $5.4m ($0.5m previously) due to changes in the value of US dollars asset and cash holdings.

Major capitalised items on the balance sheet were construction work in progress $105.7m, exploration and pre-production expenditure ($35.8m), and plant & equipment $7.6m.

Significant cash outflows were construction work in progress of $3m (2008: $24m) and exploration and pre-production outlays of $2.1m (2008: $2.4m). Significant cash inflows were receipt of loan funds of $ 8.3m from the majority shareholder, PT Bumi Resources Tbk.

The Company has suspended construction activities at the Dairi Project while awaiting final forestry approval.

AUDITORS' INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 14.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of Directors.

EVAN BALL
Chief Executive Officer

Dated at Perth this 28th day of August 2009

HERALD RESOURCES LIMITED
INTERIM FINANCIAL REPORT
30 JUNE 2009

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE HALF-YEAR ENDED 30 JUNE 2009

	30 June 2009 $'000	30 June 2008 $'000
REVENUE	**26**	1,148
EXPENDITURE		
Employee benefits expense	**(216)**	(511)
Interest and other costs of finance	**-**	-
Exchange gains (losses)	**(5,413)**	(543)
Depreciation and amortisation expense	**(12)**	(23)
Exploration expenditure written off	**-**	(106)
Administration and other expenses	**(633)**	(10,875)
Option issue expense	**(1,308)**	-
(LOSS) BEFORE INCOME TAX	**(7,556)**	(10,910)
Income tax	**-**	-
(LOSS) FOR THE HALF YEAR	**(7,556)**	(10,910)
OTHER COMPREHENSIVE INCOME		
Net gain/(loss) on revaluation of available for sale financial assets at fair value	-	-
TOTAL COPMPREHENSIVE (LOSS) FOR THE HALF-YEAR	**(7,556)**	(10,910)
(Profit) Loss attributable to non controlling interest	**-**	43
TOTAL COPMPREHENSIVE (LOSS) ATTRIBUTABLE TO MEMBERS OF HERALD RESOURCES LIMITED	**(7,556)**	(10,867)
Basic and diluted (loss) per share (cents)	**(3.7)**	(5.5)

The accompanying notes form part of these financial statements.

HERALD RESOURCES LIMITED

INTERIM FINANCIAL REPORT

30 JUNE 2009

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2009

	30 June 2009 $'000	31 Dec 2008 $'000
CURRENT ASSETS		
Cash and cash equivalents	**7,266**	10,583
Trade and other receivables	**495**	647
TOTAL CURRENT ASSETS	**7,761**	11,230
NON-CURRENT ASSETS		
Receivables	**8,193**	8,162
Other financial assets	**-**	-
Plant, equipment and vehicles	**7,602**	9,670
Construction work in progress	**105,660**	117,950
Mineral exploration and evaluation expenditure	**35,803**	37,176
TOTAL NON-CURRENT ASSSETS	**157,258**	172,958
TOTAL ASSETS	**165,019**	184,188
CURRENT LIABILITIES		
Trade and other payables	**5,464**	14,830
Provisions	**545**	465
TOTAL CURRENT LIABILITIES	**6,009**	15,295
NON CURRENT LIABILITIES		
Owing to Parent Entity	**19,112**	9,190
TOTAL NON CURRENT LIABILITIES	**19,112**	9,190
TOTAL LIABILITIES	**25,121**	24,485
NET ASSETS	**139,898**	159,703
EQUITY		
Issued capital	**157,539**	157,539
Reserves	**3,263**	15,512
Accumulated losses	**(20,876)**	(13,321)
Parent entity interest	**139,926**	159,730
Non controlling interest	**(28)**	(27)
TOTAL EQUITY	**139,898**	159,703

The accompanying notes form part of these financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 30 JUNE 2009

	Ordinary shares $'000	Foreign currency translation reserve $'000	Equity-settled share based payments reserve $'000	Accumulated losses $'000	Non controlling interest $'000	Total equity $'000
Balance at 1 January 2008	154,506	(3,443)	-	(12,206)	-	138,857
Total comprehensive loss for the period	-	-	-	(10,868)	-	(10,868)
Subtotal	**154,506**	**(3,443)**	**-**	**(23,074)**	**-**	**127,989**
Exchange difference on translation of foreign operations	-	(7,895)	-	-	-	(7,895)
Recognition of share-based payments	-	-	-	-	-	-
Total attributable to members of herald resources	**154,506**	**(11,338)**	**-**	**(23,074)**	**-**	**120,094**
Non controlling interest	-	-	-	-	**(56)**	**(56)**
Total Equity at 30 June 2008	154,506	**(11,338)**	**-**	**(23,074)**	**(56)**	**120,038**
Balance at 1 January 2009+	157,539	13,590	1,922	(13,320)	(28)	159,703
Total comprehensive loss for the period	-	-	-	(7,556)	-	(7,556)
Subtotal	**157,539**	**13,590**	**1,922**	**(20,876)**	**(28)**	**152,175**
Recognition of share-based payments	-	-	1,308	-	-	1,308
Exchange differences on translation of foreign operations	-	(13,557)	-	-	-	(13,557)
Total attributable to members of herald resources	**157,539**	**33**	**3,230**	**(20,876)**	**-**	**139,926**
Minority Interest	**-**	**-**	**-**	**-**	**(28)**	**(28)**
Total Equity at 30 June 2009	**157,539**	**33**	**3,230**	**(20,876)**	**(28)**	**139,898**

The accompanying notes form part of these financial statements.

HERALD RESOURCES LIMITED

INTERIM FINANCIAL REPORT

30 JUNE 2009

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW FOR THE HALF-YEAR ENDED 30 JUNE 2009

	30 June 2009 $'000	30 June 2008 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Other income	**14**	10
Payments to suppliers and employees	**(6,193)**	(1,912)
Interest received	**12**	1,283
Interest paid	-	-
Net cash from (used in) operating activities	**(6,167)**	(619)
Advances to other entities	-	12
Advances repaid by other entities	-	105
Payments for property, plant & equipment	**(9)**	(1,349)
Exploration & evaluation expenditure	**(2,056)**	(2,435)
Construction work in progress	**(2,996)**	(23,974)
	(5,061)	(27,641)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from related parties	**8,305**	-
Net cash provided (used in) by financing activities	**8,305**	-
Net increase/(decrease) in cash and cash equivalents	**(2,923)**	(28,260)
Cash and cash equivalents at the beginning of the half-year	**10,583**	58,524
Effects of exchange rate changes on cash and cash equivalents	**(394)**	(1,944)
CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	**7,266**	28,321

The accompanying notes form part of these financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: CORPORATE INFORMATION

The financial report of Herald Resources Limited ("Herald" or the 'Company") for the half-year ended 30 June 2009 was authorised for issue in accordance with a resolution of the directors on 28 August 2009. Herald is a company incorporated in Australia and limited by shares which are publicly traded on the ASX.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance
The financial statements for the interim half–year reporting period ended 30 June 2009 are a general purpose financial statement prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards including AASB 134: Interim Financial Reporting. Compliance with Australian Accounting Standards ensures that the financial statements and notes comply with International Financial Reporting Standards ('IFRS').

The half-year financial statement does not include full disclosures of the type normally included in an annual financial statement. Therefore, it cannot be expected to provide as full an understanding of the financial performance, financial position and cash flows of the Company as in the full financial statement.

It is recommended that this financial statement be read in conjunction with the annual financial statement for the year ended 31 December 2008 and any public announcements made by Herald Resources Limited during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001 and the ASX Listing Rules.

Basis of Preparation
The financial statements have been prepared on the basis of historical cost, except for the revaluation of certain financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial statement are consistent with those adopted and disclosed in the Company's most recent annual financial statement except for the adoption of the following new and revised Accounting Standards as stated below.

New Accounting Standards and Interpretations
In the current period, the Company has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current interim reporting period. The adoption of these new and revised Standards and Interpretations has not resulted in changes to the Company's accounting policies. Disclosures required by these Standards that are deemed material have been included in this financial statement on the basis that they represent a significant change in information from that previously made available and are detailed below.

Presentation of Financial Statements
AASB 101 prescribes the contents and structure of financial statements. Changes reflected in this financial report include:

- the replacement of Income Statement with Statement of Comprehensive Income. Items of income and expense not recognised in profit or loss are now disclosed as components of 'other comprehensive income'. In this regard, such items are no longer reflected as equity movements in the Statement of Changes in Equity;
- the adoption of the single statement approach to the presentation of the Statement of Comprehensive Income; and
- other financial statements are renamed in accordance with the Standard.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

New and revised Standards and Interpretations issued but not yet applicable are not expected to have a significant impact on the financial position or performance of the Company. At the date of authorisation of the financial report, the following Standards and Interpretations were in issue but not yet effective:

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
ASB 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into – to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree's net assets. This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired. The changes apply prospectively.	1 July 2009	The Group has not yet assessed the impact of early adoption, including which accounting policy to adopt.	1 July 2009
AASB 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	If the Group changes its ownership interest in its existing subsidiary in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group's income statement.	1 July 2009

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2008-3	Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127	Amending standard issued as a consequence of revisions to AASB 3 and AASB 127.	1 July 2009	Refer to AASB 3 (Revised) and AASB 127 (Revised) above.	1 July 2009
Amendments to International Financial Reporting Standards	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	The main amendments of relevance to Australian entities are those made to IAS 27 deleting the 'cost method' and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity's separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. AASB 127 has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.	1 January 2009	If the Group enters into any group reorganisation establishing new parent entities, an assessment will need to be made to determine if the reorganisation meets the conditions imposed to be effectively accounted for on a 'carry-over basis' rather than at fair value.	1 July 2009

* Designates the beginning of the applicable annual reporting period unless otherwise stated.

Going Concern

The Directors have prepared the financial statements on the basis of going concern, which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the normal course of business. The ability of the Company to continue as a going concern will be dependent on the ability to raise further funds as required.

The ability of the Company to continue as a going concern and to pay their debts as and when they fall due is dependent on the following:

- Obtaining the necessary forestry approval from the Indonesian authorities to commence/continue on the project.

- Management's continuing efforts to restrain non-essential spending and the exercise of strong financial and operational controls and
- Raising adequate funding from the ultimate parent company, PT Bumi Resources Group as necessary.

The directors have reviewed Herald's current business outlook and are of the opinion that the use of the going concern basis of accounting is appropriate as they believe the Company will achieve the commercialisation of the Dairi project and other matters as set out above.

Significant accounting judgements and key estimates
The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

In preparing this half-year financial statement, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation were the same as those that applied to the financial statement for the year ended 31 December 2008.

NOTE 3: SEGMENT INFORMATION

Description of Segments

Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Board of Directors and the Executive Leadership Team, who have determined operating segments based on a geographical perspective and have identified the following reportable segments:

- Indonesia
- Australia

All operating segments undertake activities of mineral exploration.

Segment accounting policies are consistent with those of the consolidated financial statements. Segment result is measured on the basis of segment profit before tax, research and development expenditure, charges for licence fees and advanced pricing agreements, and impairment of intangibles and other non-trading assets.

Segment revenues are allocated based on the country.

Sales between segments are carried out at arm's length and eliminate on consolidation.

Segment assets and liabilities are measured in a manner consistent with that of the financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset or liability.

HERALD RESOURCES LIMITED

ABN 72 112 320 251

2009 Geographic Segments	Australia $'000	South East Asia $'000	Inter segment Eliminations $'000	Consolidated $'000
Sales to customers outside the consolidated entity	-	-	-	-
Other revenue	26	-	-	26
Unallocated other revenue	-	-	-	-
	26	-	-	26
Segment results	(7,556)	-	-	(7,556)
Segment assets	6,270	158,749	-	165,019
Unallocated assets	-	-	-	-
Total assets				$165,019

Other Segment Information (2009)				
Acquisition of property, plant and equipment	9	2,957	-	2,966
Capitalised exploration and development expenditure	-	2,002	-	2,002
Depreciation	(12)	-	-	(12)
Exploration written off	-	-	-	-
	(3)	4,959	-	4,956

2008 Geographic Segments	Australia	South East Asia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	-	-	-	-
Other revenue	1,148	-	-	1,148
Unallocated other revenue	-	-	-	-
	1,148	-	-	1,148
Segment results	(11,445)	(535)	-	(10,910)
Segment assets	19,377	165,811	-	184,188
Unallocated assets				-
Total assets				184,188

Other Segment Information (2008)				
Acquisition of property, plant and equipment	(32)	11,786	-	11,754
Capitalised exploration and development expenditure	-	59,288	-	59,288
Depreciation	(12)	-	-	(12)
Exploration written off	-	-	-	-
	(44)	71,074	-	71,030

NOTE 4: CONTINGENT LIABILITIES

The parent entity and its controlled entities have entered into guarantees, contracts, bonds and warranties in the normal course of business.

The parent entity and its controlled entities may have forward sales, option contracts, foreign exchange holdings and other derivatives from time to time in the normal course of business which are subject to changes in value.

An Indonesian subsidiary of Herald has used the generally accepted prevailing tax rate in its tax calculations. Should the taxation authorities have a different interpretation of the rate to be used, the Company estimates there may be additional tax payable of US$0.96m excluding penalties. The matter is not outstanding with the taxation authorities.

Contractor Claims (except Rinkai)
All construction contracts were terminated on or before the end of December 2008.The subsequent claims have been processed and all have been finalized.

Termination of Permanent Employees.
Significant retrenchments have occurred especially during March of 2009.The employees have all been paid their full entitlements.

Rinkai Claim for Port Construction

The Rinkai contract for the construction of the port at Kuala Tanjung was terminated in December 2008. Rinkai lodged a significant claim. Ausenco as "Superintendent" under the contract have assessed the claim and determined that considering the claim substantiation provided to date, Rinkai have been overpaid. However it is the Ausenco advice that ultimately Rinkai will be able to provide substantiation to support a further payment from Herald of between US$3 to US$4m. If settled, this will increase the capitalised development costs.

Other than the foregoing, there has been no change in contingent liabilities or contingent assets since the last annual reporting date.

NOTE 5: OTHER SIGNIFICANT MATTERS and SUBSEQUENT EVENTS

The Company continues to await final forestry approval from the Indonesian authorities and finalisation of project funding in order to proceed to full development of the Dairi Project.

On 21 August 2009 Pt Bumi Resources Tbk the parent company of Calipso Investments Pte Ltd ("Calipso") announced its intention to acquire all of the shares in Herald Resources Ltd that it or its associates do not already own, at $0.70 per share by way of a formal off market takeover bid. The offer is conditional on the minimum acceptance condition and Foreign Investment Board approval. Calipso currently holds 84.2% of the shares on issue. The full bidder's statement can be viewed on the company web site www.herald.net.au

No other matter or circumstance has arisen since 30 June 2009, which has significantly affected, or may significantly affect the operations of the group, the result of those operations, or the state of affairs of the group in subsequent financial years.

DIRECTORS' DECLARATION

In the Directors' opinion:

1. the financial statements and notes set out on pages 3 to 12 are in accordance with the Corporations Act 2001, including:
    (a) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
    (b) giving a true and fair view of the consolidated entity's financial position as at 30 June 2009 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and
2. there are reasonable grounds to believe that Herald Resources Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

EVAN BALL
Chief Executive Officer

Dated at Perth this 28th day of August 2009

Stantons International
ABN 41 103 088 697
LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

28 August 2009

Board of Directors
Herald Resources Limited
Level 3/50 Colin Street
WEST PERTH WA 6005

Dear Sirs

RE: HERALD RESOURCES LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Herald Resources Limited.

As Audit Director for the review of the financial statements of Herald Resources Limited for the half year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

STANTONS INTERNATIONAL
(Authorised Audit Company)

John Van Dieren
Director

Stantons International

ABN 41 103 088 697

LEVEL 1, 1 HAVELOCK STREET
WEST PERTH WA 6005, AUSTRALIA
PH: 61 8 9481 3188 • FAX: 61 8 9321 1204
www.stantons.com.au

INDEPENDENT AUDITOR'S REVIEW REPORT TO THE MEMBERS OF HERALD RESOURCES LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Herald Resources Limited, which comprises the condensed consolidated statement of financial position as at 30 June 2009, and the condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flow for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half-Year Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including giving a true and fair view of the consolidated entity's financial position as at 30 June 2009 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Herald Resources Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to

obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001,* has been provided to the directors of Herald Resources Limited on 28 August 2009.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Herald Resources Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Statement of Emphasis on the Matter on Going Concern and the recoverability of non current assets:

Without qualification to the opinion expressed above, attention is drawn to the following matters:

As referred to in Note 2 to the financial statements, the financial statements have been prepared on the going concern basis. At 30 June 2009 the entity had working capital of $1,752,000 and had incurred a loss for the year of $7,556,000. The ability of the entity to continue as a going concern is subject to the successful recapitalisation of the Company and obtaining necessary forestry clearance for its mineral project in Indonesia. In the event that the Board is not successful in recapitalising the Company, in raising further funds and getting the forestry clearances to allow mineral development to proceed, the entity may not be able to continue in its present form and may not be able to meet its planned commitments and the realisable value of the consolidated entity's non–current assets may be significantly less than their current carrying values. The accompanying financial statements do not include any adjustments arising from the uncertainty.

STANTONS INTERNATIONAL
(Authorised Audit Company)

Stantons International

John Van Dieren
Director

West Perth, Western Australia
28 August 2009

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

1 September 2009

Dear Shareholder,

On 21 August the company's major shareholder, PT Bumi Resources Tbk, announced a takeover offer for the remaining shares in Herald Resources Limited (Herald Resources) it does not already own.

Independent Directors recommend you Reject the bid
The Independent Directors of Herald Resources recommend that shareholders reject the undervalued takeover bid.

PT Bumi's bid at 70 cents per share undervalues Herald Resources. In addition, the bid price is only a quarter of the $2.85 PT Bumi paid just 12 months ago for control of Herald Resources.

PT Bumi's offer is also opportunistic because Herald Resources' main asset is the Dairi zinc and lead project in Indonesia. World zinc and lead prices are already back to their price levels when PT Bumi took control.

Independent Expert
The Independent Directors are in the process of engaging an Independent Expert to evaluate the offer. We strongly advise that you await our further recommendations after receiving that report before taking any action in relation to your shares.

Ignore any documents sent to you by PT Bumi
We recommend you ignore any documents sent to you by PT Bumi and wait until you receive a detailed Target's Statement from us which will outline in detail the views of the Independent Directors on the bid. This document will include the Report of the Independent Expert.

Further information
For further information please see the Frequently Asked Questions section on our website at www.herald.net.au.

If you are unsure about the status of your shareholding in the company or have any other questions please contact our Share Registry – Security Transfer Registers Pty Ltd on registrar@securitytransfer.com.au or (08)9315 2333. If you have any other questions then please contact our Company Secretary, Lynton McCreery at Lynton.McCreery@herald.net.au.

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

Yours sincerely,

Herald Resources Independent Directors

Mr Andrew Wilson   Mr Brian Hurley   Mr James Dracopoulos

MALLESONS STEPHEN JAQUES

Company Announcements Manager
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000
By fax: 1300 135 638

Page 1 of 1

2 September 2009

Lee Horan
Partner
Direct Line
+61 2 9296 2283

Dear Sir/Madam

Calipso Investment Pte. Ltd. - section 633(4) notice

We act for Calipso Investment Pte. Ltd. (**"Calipso"**) in relation to the off-market takeover bid by Calipso for all the shares in Herald Resources Limited (ABN 15 008 672 071) (**"Herald"**) not already owned by Calipso or its associates.

In accordance with section 633(4) of the Corporations Act 2001 (Cwlth) (**"Corporations Act"**), we give notice that the date set by Calipso for the purposes of sections 633(2) and 633(3) of the Corporations Act is 7.00pm (Sydney time) on 3 September 2009.

Notice was also given to Herald in accordance with section 633(2)(b) of the Corporations Act earlier today.

Yours faithfully

Mallesons Stephen Jaques

Level 61 Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia
DX 113 Sydney ABN 22 041 424 954 syd@mallesons.com www.mallesons.com
T +61 2 9296 2000
F +61 2 9296 3999

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

ASX/Media Release 2 September 2009

HERALD RESOURCES – STATEMENT BY MAJOR SHAREHOLDER

The Independent Directors of Herald Resources Limited (**Herald Resources**) have been advised, by way of a Media Release, that a major Herald Resources shareholder, New Age World Limited (**New Age**), intends to accept PT Bumi Resources Tbk (**PT Bumi**) proposed offer for all of its shares.

The Media Release states that New Age has a relevant interest in 16,538,269 shares, equivalent to 8.2% of Herald Resources issued capital, and that it intends to accept PT Bumi's Offer in respect of all of its shares, subject to no superior offer emerging for the entirety of Herald.

The Independent Directors note that PT Bumi's formal offer has not yet been made and so is not yet capable of acceptance.

The Independent Directors reiterate their previous recommendation that shareholders reject the opportunistic and undervalued offer and await the report from the Independent Expert, Lonergan Edwards.

For further information:
Fowlstone Communications
Geoff Fowlstone
M: 0413 746 949
W: 02 9955 9899
E: geoff@fowlstone.com.au